                                                               Exhibit 99.(A)(1)

                        U.S. Offer to Purchase for Cash
                  All Outstanding Shares of Common Stock and
                          American Depositary Shares
                                      of
                            LABORATORIO CHILE S.A.
                                      at
                    $1.25 Net per Share of Common Stock and
                   $25.00 Net per American Depositary Share
    (each American Depositary Share representing 20 Shares of Common Stock)
                                      by
                              IVAX HOLDINGS C.I.
                         a wholly-owned subsidiary of
                               IVAX CORPORATION


 THE U.S. OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 NOON, NEW YORK CITY TIME, ON FRIDAY, JUNE 29, 2001, UNLESS THE U.S. OFFER IS EXTENDED.

     IVAX Corporation, a Florida corporation ("IVAX"), through simultaneous offers in the United States and Chile, is seeking to acquire for cash all of the outstanding shares of common stock, no par value (the "Shares"), of Laboratorio Chile S.A. (the "Company"), including Shares represented by American Depositary Shares (the "ADSs"). In the United States, IVAX Holdings C.I., a Cayman Islands company (the "Purchaser"), which is a wholly-owned subsidiary of IVAX, is seeking to acquire all outstanding Shares held by U.S. holders (as defined in Rule 14d-1(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), and all outstanding ADSs (the "U.S. Offer"). In Chile, Inversiones Glaciar I Limitada ("Inversiones Glaciar"), a wholly-owned subsidiary of IVAX, is seeking to acquire all Shares, including Shares held by U.S. holders (the "Chilean Offer" and together with the U.S. Offer, the "Offers"). Non-U.S. holders of Shares must tender their shares into the Chilean Offer. U.S. holders of Shares may tender their Shares into either the U.S. Offer or the Chilean Offer, but not into both Offers. The Chilean Offer will be made on substantially the same terms as the U.S. Offer. In the event that the price per Share to be paid in the Chilean Offer is increased, the Purchaser will make a corresponding increase to the price paid per Share and ADS in the U.S. Offer.

     The Offers will not proceed unless the Company's shareholders (the "Shareholders") approve the bylaw amendments described below (the "Bylaw Amendments") by the affirmative vote of holders of at least 75% of the Shares, including Shares represented by ADSs, at an extraordinary meeting of the Shareholders called for such purpose (the "Shareholders Meeting"). These amendments will, among other things, eliminate the restriction currently contained in the Company's Bylaws that limits to 49.9% the percentage of the Shares that may be owned and voted by one Shareholder, directly or through related persons, and eliminate the obligation of the Company to comply with the provisions of Chilean Decree Law 3,500. The Offers are subject to additional material conditions, including that at least 67% of the Shares (including Shares represented by ADSs) have been tendered into the Offers at the time votes are cast at the Shareholders Meeting. Please see Section 15.

     IVAX entered into an agreement, dated as of May 18, 2001 (the "Agreement to Tender"), with Comercial e Inversiones Portfolio Limitada and Inversiones Portfolio S.A. (collectively, the "Principal Shareholders"), which collectively hold approximately 28% of the Shares. Pursuant to the Agreement to Tender, the Principal Shareholders have agreed to vote all of their Shares in favor of the Bylaw Amendments and to tender all of their Shares into the Chilean Offer and their ADSs into the U.S. Offer, subject to certain conditions.

     As of the date hereof, the Company's Board of Directors has not reviewed the U.S. Offer and has not taken a position with respect to the U.S. Offer. Pursuant to Rule 14e-2 under the Exchange Act, the Company, within ten business days of the date of this U.S. Offer to Purchase, is required to provide the Shareholders with a statement of its position with respect to the U.S. Offer.

     To assist you in connection with the U.S. Offer, please contact D.F. King & Co., Inc. ("D.F. King" or the "Information Agent"), or Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Warburg LLC ("Merrill Lynch & Co." and "UBS Warburg" or the "Dealer Managers") at their respective addresses and telephone numbers set forth on the back cover of this U.S. Offer to Purchase. Additional copies of this U.S. Offer to Purchase, Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery also may be obtained from the Information Agent, the Dealer Managers, brokers, dealers, commercial banks or trust companies.

     None of the United States Securities and Exchange Commission (the "Commission"), the state securities commissions, the Superintendencia de Valores y Seguros (the "Chilean Securities Commission" or "SVS"), or the securities regulatory authority of any other jurisdiction has passed upon the fairness or merits of the transaction nor upon the accuracy or adequacy of the information contained in the U.S. Offer to Purchase. Any representation to the contrary is unlawful.

                  The Dealer Managers for the U.S. Offer are:

         Merrill Lynch & Co.                        UBS Warburg LLC

May 31, 2001

                             IMPORTANT INFORMATION

      Tenders by Holders of Shares. Any U.S. holder of Shares of the Company desiring to tender all or any portion of the Shares owned by such holder in the U.S. Offer should either (a) complete and sign the Form of Acceptance (or a copy thereof) in accordance with the instructions in the Form of Acceptance and mail or deliver it together with the Titulo(s) (certificate(s) of title) and a certificate from the share department of the Company or the Deposito Central de Valores (""DCV''), as the case may be, evidencing rights to such tendered Shares free and clear of liens, pledges and encumbrances and all other required documents to The Bank of New York, as receiving agent in the U.S. Offer (the "Receiving Agent"), or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3, or (b) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. A holder of Shares having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if he or she desires to tender such Shares.

      Tenders by Holders of ADSs. Any holder of ADSs desiring to tender all or any portion of the ADSs owned by such holder should either (a) complete and sign the ADS Letter of Transmittal or a copy thereof in accordance with the instructions contained in the ADS Letter of Transmittal and mail or deliver the ADS Letter of Transmittal together with the American Depositary Receipts (the "ADRs") evidencing tendered ADSs and all other required documents to the Receiving Agent or tender such ADSs pursuant to the procedures for book-entry transfer set forth in Section 4, or (b) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. A holder having ADSs registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if he or she desires to tender such ADSs. Any holder of ADSs who desires to tender ADSs and whose ADRs evidencing such ADSs are not immediately available and cannot deliver such ADRs and all other required documents to the Receiving Agent by the expiration of the U.S. Offer or who cannot comply with the procedures for book-entry transfer on a timely basis must tender such ADSs pursuant to the guaranteed delivery procedure set forth in Section 4.

      Settlement of U.S. Offer Price. The purchase price for the ADSs accepted for payment pursuant to the U.S. Offer will be paid in U.S. dollars. The purchase price for the Shares accepted for payment pursuant to the U.S. Offer will be paid in Chilean pesos, calculated at the "dolar observado" or "Observed Exchange Rate" for the Expiration Date. The "dolar observado" or "Observed Exchange Rate" for any date is the average exchange rate at which commercial banks conducted authorized transactions for such date in Chile as determined by the Central Bank of Chile and published in the Official Gazette of Chile on the subsequent business day. All tendering holders will bear exchange rate risks and costs if they wish to convert the currency received into another currency. In addition, the right of a holder of Shares to convert Chilean pesos received upon the sale of its Shares pursuant to the U.S. Offer into another currency and to expatriate these proceeds to a country other than Chile may be affected by the terms of the foreign investment contract pursuant to which such holder acquired its Shares. See Section 2.

      All references to "U.S. dollars," "$" and "US$" are to the United States dollar and all references to "Chilean pesos," "pesos," and "Ch$" shall mean the currency which is presently legal tender in the Republic of Chile.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          -----
SUMMARY TERM SHEET.......................................................     1

INTRODUCTION.............................................................     6

RELIEF GRANTED BY THE COMMISSION.........................................     7

CONSENT TO BYLAW AMENDMENTS..............................................     7

THE U.S. OFFER...........................................................    10
  1.   Terms of the U.S. Offer; Expiration Date..........................    10
  2.   Acceptance for Payment............................................    11
  3.   Procedure for Accepting the U.S. Offer -- Holders of Shares.......    12
  4.   Procedure for Accepting the U.S. Offer -- Holders of ADSs.........    14
  5.   Withdrawal Rights.................................................    16
  6.   Certain Tax Considerations........................................    17
  7.   Price Range of Shares and ADSs; Dividends.........................    19
  8.   Certain Information Concerning the Company........................    21
  9.   Certain Information Concerning the Purchaser and IVAX.............    23
  10.   Source and Amount of Funds.......................................    27
  11.  Background of the Offers; Past Contacts, Transactions or
       Negotiations with the Company.....................................    28
  12.   Purpose of the Offers; Plans for the Company; Other Agreements...    28
  13.   Effect of the Offers on the Market for the Shares and ADSs;
        Registration of Shares under the Exchange Act; Margin
        Regulations......................................................    31
  14.   Extension of Tender Period; Termination; Amendment...............    31
  15.   Certain Conditions of the U.S. Offer.............................    33
  16.   Certain Legal Matters; Regulatory Approvals......................    37
  17.   Fees and Expenses................................................    38
  18.   Miscellaneous....................................................    39

SCHEDULE I INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF
  IVAX AND PURCHASER.....................................................  SI-1

SCHEDULE II TRANSACTIONS CONCERNING ADSs AND SHARES...................... SII-1


ANNEX I..................................................................   A-1

                              SUMMARY TERM SHEET

     Purchaser is offering to purchase all of the outstanding Shares for $1.25 per Share net in cash and all of the outstanding ADSs for $25.00 per ADS net in cash, without any interest. The following are some of the questions you, as a holder of ADSs or as a U.S. holder of Shares, may have and answers to those questions.

     The Purchaser urges you to read carefully the remainder of this U.S. Offer to Purchase, Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this U.S. Offer to Purchase and in the Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery.

Who is offering to buy my securities?

The Purchaser is IVAX Holdings C.I., a Cayman Islands company, formed for the purpose of making the U.S. Offer. The Purchaser is a wholly-owned subsidiary of IVAX.

What are the classes and amounts of securities sought in the Offers?

The Purchaser is seeking to purchase all of the outstanding Shares and ADSs.

How much is the Purchaser offering to pay, what is the form of payment and will I have to pay any fees or commissions?

The Purchaser is offering to pay $1.25 per Share and $25.00 per ADS net to you, in cash, without any interest (such price or any higher price paid pursuant to the Offers, the "Offer Price"). If you are the record owner of Shares or ADSs and you tender your Shares or ADSs to the Purchaser in the U.S. Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares or ADSs through a broker or other nominee, and your broker tenders your Shares or ADSs on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Does the Purchaser have the financial resources to make payment?

IVAX and/or its affiliates will provide the Purchaser with approximately $395 million which will be used to purchase all the Shares and ADSs validly tendered and not withdrawn in the Offers. The Offers are not conditioned upon any financing arrangements. IVAX and/or its affiliates currently intend to provide the necessary funds through cash on hand. As of May 15, 2001, IVAX had approximately $868.1 million in cash and cash equivalents. See Section 10.

Is the Purchaser's financial condition relevant to my decision to tender in the U.S. Offer?

The Purchaser does not believe that its financial condition is relevant to your decision whether to tender Shares or ADSs and accept the U.S. Offer because:

 . only cash consideration is being offered;

 . the Offers are not subject to any financing condition; and

 . the Offers are being made for all the outstanding Shares and ADSs.

Why is there a separate Chilean offer?

U.S. and Chilean laws and practice relating to tender offers are different and inconsistent in several ways. The Purchaser is making the U.S. Offer in compliance with U.S. law and the Chilean Offer in compliance with Chilean law. However, the Purchaser is offering the same price per Share in the U.S. Offer and the Chilean Offer and the conditions relating to the Offers are the same.

Who can participate in the U.S. Offer?

Holders of ADSs must tender their ADSs in the U.S. Offer. U.S. holders of Shares may tender their Shares into either the U.S. Offer or the Chilean Offer, but cannot tender their Shares into both the U.S. Offer and the Chilean Offer. A U.S. holder means any security holder resident in the United States.

Who can participate in the Chilean Offer?

Non-U.S. holders must tender their Shares into the Chilean Offer. U.S. holders may tender their Shares into either the Chilean Offer or the U.S. Offer, but cannot tender their Shares into both the U.S. Offer and the Chilean Offer.

What is the difference between the Chilean Offer and the U.S. Offer?

Although the terms and conditions of the U.S. Offer and the Chilean Offer are substantially similar, because of differences in law and market practice between the United States and Chile, the rights of tendering Shareholders pursuant to the U.S. Offer and the Chilean Offer are not identical. The most significant difference is that Chilean law only permits a tender offer to be extended one time for a period of five to fifteen calendar days. Thus, the maximum time period that a Chilean tender offer can remain open is 45 calendar days. Under certain circumstances (such as a change in the price offered per Share or other material change in the terms of the U.S. Offer), U.S. tender offer regulations may require an extension of the Expiration Date of the U.S. Offer to a date later than such 45th day. While the Purchaser presently intends to make the offer periods for the U.S. Offer and the Chilean Offer the same, it is possible that, due to requirements of applicable law or market practice, holders of Shares tendering in the Chilean Offer will be paid either before or after holders tendering in the U.S. Offer, although the price paid per Share will be the same in both Offers.

How long do I have to decide whether to tender in the U.S. Offer?

You will have until 12:00 noon, New York City time, on Friday, June 29, 2001, to tender your Shares or ADSs in the U.S. Offer, unless the U.S. Offer is extended. Further, if you own ADSs and cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this U.S. Offer to Purchase. See Sections 1 and 4.

Can the U.S. Offer be extended and under what circumstances?

The Purchaser expressly reserves the right, in its sole discretion but subject to applicable law, to extend the period of time during which the U.S. Offer remains open.

The Purchaser may also elect to provide a "subsequent offering period" for the U.S. Offer. A subsequent offering period, if one is included, will be an additional period of time beginning after the Purchaser has purchased Shares tendered during the U.S. Offer, during which Shareholders may tender, but not withdraw, their Shares and ADSs and receive the offer consideration. The Purchaser does not currently intend to include a subsequent offering period, although it reserves the right to do so. See Section 1.

How will I be notified if the U.S. Offer is extended?

If the Purchaser extends the U.S. Offer, it will inform the Receiving Agent and the Information Agent of that fact, and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the U.S. Offer was scheduled to expire. See Section 1.

What are the most significant conditions to the U.S. Offer?

The U.S. Offer is subject to the following conditions:

 . The Bylaw Amendments are approved by the affirmative vote of at least 75% of holders of the outstanding Shares (including Shares represented by ADSs) at the Shareholders Meeting, legalized and effective under Chilean law (the "Bylaw Amendments Condition");

 . At least 67% of the Shares (including Shares represented by ADSs) shall have been tendered into the Offers at the time votes are cast at the Shareholders Meeting to approve the Bylaw Amendments (the "Minimum Condition");

 . There shall not have been a breach of Section 2.7 of the Agreement to Tender and, as a result of the information provided pursuant to Section 2.7, IVAX shall not have become aware of any facts or circumstances that indicate (i) that the Company's filings with the Commission contained, at the time of their respective filing, untrue statements of material facts or omitted to state material facts necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading and such untrue statements or omissions would reasonably be expected to cause a material adverse effect on the condition (financial or otherwise), business, properties, assets, liabilities or results of operation of the Company and its subsidiaries, taken as a whole,
  (ii) that any event or development shall have occurred which would reasonably be expected to cause a material adverse effect on the condition (financial or otherwise), business, properties, assets, liabilities or results of operation of the Company and its subsidiaries, taken as a whole from that reflected in the Company's Commission filings or (iii) that the Company shall have changed its business or accounting practices from those in place on December 31, 1999 such that the Company's publicly reported financial statements as of and for the twelve month period ended December
  31, 2000 or as of and for the three month period ended March 31, 2001 were materially misleading; and

 . The other material conditions, including conditions relating to the operation of the Company's business, more fully described in Section 15.

Pursuant to the Agreement to Tender, IVAX has agreed with the Principal Shareholders to waive certain conditions, including the Minimum Condition, if at the time of the Shareholders Meeting, the Minimum Condition has been satisfied. If IVAX waives such conditions, IVAX will make an announcement to that effect and disseminate the information concerning the waiver no later than five business days before the Expiration Date. If IVAX does not waive these conditions prior to the Shareholders Meeting, then the Principal Shareholders will not be required to vote in favor of the Bylaw Amendments. The affirmative vote of the Principal Shareholders in favor of the Bylaw Amendments is required for the Bylaw Amendments to be approved. These conditions to the U.S. Offer are discussed in Section 15.

As a result of the foregoing, U.S. holders of Shares and holders of ADSs who wish to tender into the U.S. Offer and receive the Offer Price should tender their Shares or ADSs prior to the Shareholders Meeting and vote in favor of the adoption of the Bylaw Amendments. Failure to satisfy the Minimum Condition prior to the Shareholders Meeting may result in the Bylaw Amendments being defeated and a termination of the Offers or may result in the Offers continuing to be subject to certain conditions that the Purchaser would otherwise be required to waive. See Section 15.

What are the conditions to the Chilean Offer?

The Chilean Offer is subject to the same conditions as the U.S. Offer.

When will the Shareholders Meeting be held?

The Principal Shareholders have requested, and the Company has agreed, that the Shareholders Meeting be held on June 22, 2001. If you wish to tender into the Offers, you should vote in favor of the Bylaw Amendments. In order to vote Shares in favor of the Bylaw Amendments, holders of Shares must either (a) appear in person at the Shareholders Meeting and vote their Shares, or
(b) complete and deliver the power of attorney included in the Chilean Offer materials or with the Company's notice of the Shareholders Meeting, in accordance with the instructions set forth therein. Holders of ADSs who desire to vote in favor of the Bylaw Amendments and who have questions as to voting procedures should contact The Bank of New York, as Depositary of the ADSs.

How do I tender my Shares and ADSs in the U.S. Offer?

To tender your Shares in the U.S. Offer, prior to 12:00 noon, New York City time, on Friday, June 29, 2001, unless the U.S. Offer is extended:

 . you must deliver the Titulos representing your Shares, together with a completed Form of Acceptance and all documents identified in the Form of Acceptance, to the Receiving Agent at the address appearing on the back cover page of this U.S. Offer to Purchase. If your Shares are held in "street name," the Shares can be tendered by your nominee through The Depository Trust Company; or

 . the Receiving Agent must receive a confirmation of receipt of your Shares by book-entry transfer and a properly completed and duly executed Form of Acceptance together with all required documents.

To tender your ADSs in the U.S. Offer, prior to 12:00 noon, New York City time, on Friday, June 29, 2001, unless the U.S. Offer is extended:

 . you must deliver your ADRs representing ADSs and a properly completed and duly executed ADS Letter of Transmittal to the Receiving Agent at the address appearing on the back cover page of this U.S. Offer to Purchase. If your ADSs are held in "street name," the ADSs can be tendered by your nominee through The Depository Trust Company;

 . the Receiving Agent must receive a confirmation of receipt of your ADSs by book-entry transfer; or

 . if you cannot get any document or instrument that is required to be delivered to the Receiving Agent by the expiration of the U.S. Offer, you may get extra time to do so by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing item will be received by the Receiving Agent within three New York Stock Exchange ("NYSE") trading days. For the tender to be valid, however, the Receiving Agent must receive the missing items within that three trading day period. See Section 4.

Until what time can I withdraw previously tendered Shares?

You can withdraw Shares or ADSs from the U.S. Offer at any time until the U.S. Offer has expired and, if the Purchaser has not agreed by July 29, 2001 to accept your Shares or ADSs for payment, you can withdraw them at any time after such time until the Purchaser accepts your Shares or ADSs for payment. This right to withdraw will not apply to any subsequent offering period. See Sections 1 and 5.

How do I withdraw previously tendered Shares?

To withdraw Shares or ADSs, you must deliver a written or facsimile notice of withdrawal with the required information to the Receiving Agent while you still have the right to withdraw the Shares or ADSs. See Section 5.

Will the Offers be followed by a merger?

The Purchaser does not have any present plans to effect a merger following the completion of the Offers. However, Chilean law requires the Purchaser to launch a subsequent tender offer if the Purchaser purchases more than 66 2/3% of the Shares (including Shares represented by ADSs) in the Offers. If required by Chilean law, the Purchaser intends to launch such a subsequent tender offer in Chile, and if required by law, in the United States.

Does the Company support the U.S. Offer?

As of the date of this U.S. Offer to Purchase, the Company's Board of Directors has not reviewed the U.S. Offer and has not taken a position with respect to the U.S. Offer. Pursuant to Rule 14e-2 under the Exchange Act, the Company is required within ten days of the date of this U.S. Offer to Purchase to provide the Shareholders with a statement of its position with respect to the U.S. Offer.

Have any Shareholders agreed to tender their Shares?

Yes. The Principal Shareholders who own approximately 28% of the Shares have agreed to tender all of their Shares in the Chilean Offer and all of their ADSs in the U.S. Offer, subject to certain conditions. See Section 12.

Will the Company continue as a public company?

Subject to applicable laws and rules of the Chilean authorities and the stock exchanges, the Purchaser intends to cause the Company to delist the Shares from the Chilean stock exchanges and to cease being subject to the reporting requirements applicable to publicly traded companies in Chile. Subject to applicable laws and the rules of the NYSE, the Purchaser intends to cause the Company to delist the ADSs from the NYSE following consummation of the Offers. Additionally, subject to applicable law, the Purchaser also intends to cause the Company to cease being subject to the periodic reporting requirements provided for under the rules of the Commission relating to publicly held companies.

If I decide not to tender, how will the U.S. Offer affect my Shares and ADSs?

The purchase of Shares and ADSs will substantially reduce the number of Shareholders, and the number of Shares and ADSs which are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares or the ADSs. See the "Introduction" and Section 13.

What is the market value of my Shares and ADSs as of a recent date?

Between January 1, 2001 and March 31, 2001, the closing price of Shares ranged between Ch$520.00 and Ch$585.00 per Share. The Offer Price of US$1.25 per Share represents a 29.5% premium to the average closing price during the 90-day period prior to the Company's disclosure on April 27, 2001 that the Principal Shareholders were in discussions to sell their investment in the Company. On May 18, 2001, the last trading day before IVAX announced the U.S. Offer, the closing price of Shares reported on the Santiago Stock Exchange was Ch$745 per Share.

Between January 1, 2001 and March 31, 2001, the closing price of ADSs ranged between $18.00 and $21.00 per ADS. On May 18, 2001, the last trading day before IVAX announced the Offers, the closing price of ADSs reported on the NYSE was $24.42 per ADS. You should obtain a recent quotation for Shares and ADSs in deciding whether to tender your Shares and/or ADSs. See Section 7.

Who can I talk to if I have questions about the U.S. Offer?

You can call either D.F. King & Co., Inc., the Information Agent, toll free at
(800) 758-5880 or Merrill Lynch & Co. or UBS Warburg, the Dealer Managers, collect at (212) 236-3790 or (212) 821-3983, respectively.

To the U.S. Holders of Shares of Common Stock and
All Holders of American Depositary Shares of the Company:

                                 INTRODUCTION

      IVAX Holdings C.I., a Cayman Islands company and a wholly-owned subsidiary of IVAX, hereby offers to purchase from all holders of ADSs and all U.S. holders of Shares, all outstanding Shares and ADSs held by such persons at a price equal to $1.25 per Share and $25.00 per ADS, net to the seller in cash and without interest thereon, in each case upon the terms and subject to the conditions set forth in this U.S. Offer to Purchase and in the related Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery.

      Concurrent with the U.S. Offer, Inversiones Glaciar is offering to purchase from all holders of Shares, including U.S. holders of Shares, all outstanding Shares held by such persons at a price per Share equal to $1.25. All of the outstanding Shares (including Shares represented by ADSs) are being sought in the Offers.

      In the event that the price per Share to be paid in the Chilean Offer is increased, the Purchaser will make a corresponding increase to the price paid per Share and ADS in the U.S. Offer.

      The Estatutos of the Company (the "Bylaws") currently prohibit any person from owning and voting, directly or indirectly through related parties, more than 49.9% of the voting capital stock of the Company. Accordingly, the Offers are subject to the satisfaction of the Bylaw Amendments Condition. In order for the Bylaw Amendments Condition to be satisfied, an extraordinary meeting of the Shareholders must be called to consider amending the Bylaws to eliminate or modify certain provisions of the Company's Bylaws in order to eliminate the ownership limitations. Approval of the Bylaw Amendments requires the affirmative vote of at least 75% of the outstanding Shares (including Shares represented by ADSs). Pursuant to the Agreement to Tender, the Principal Shareholders have agreed to request that the Company's Board of Directors call the Shareholders Meeting. On May 30, 2001, the Principal Shareholders notified the Company of their request for the Company to hold a Shareholders Meeting to vote on the Bylaw Amendments. The Agreement to Tender provides that the Shareholders Meeting will be held no earlier than nine calendar days prior to the expiration of the Offer (June 20, 2001) and no later than five business days prior to the expiration of the Offer (June 22, 2001). As a result, the Principal Shareholders have requested, and the Company has agreed, that the Shareholders Meeting be held on June 22, 2001. If the Bylaw Amendments are not approved by the requisite vote of holders of outstanding Shares, the conditions to the Offers cannot be met and the Offers will be terminated.

      Should holders of at least 75% of the outstanding Shares (including Shares represented by ADSs) approve the Bylaw Amendments, Chilean law requires the publication and recording of the Shareholder approval before the Bylaw Amendments can be effective. The time required to obtain the publication and recording of the Shareholder approval is uncertain. While there can be no assurance as to this timing, we expect that these actions could be accomplished within five business days.

      The Offers are currently scheduled to expire at 12:00 noon, New York City time, on Friday, June 29, 2001.

      Tendering holders of Shares whose Shares are registered in their own name and who tender directly to the Receiving Agent will not be obligated to pay brokerage fees, commissions or stock transfer taxes on the sale of their Shares pursuant to the U.S. Offer. Tendering holders of ADSs who have ADSs registered in their own name and who tender directly to the Receiving Agent will not be obligated to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the ADS Letter of Transmittal, transfer taxes on the sale of their ADSs pursuant to the U.S. Offer. Tendering holders of Shares and tendering holders of ADSs who own Shares and/or ADSs through a broker or other nominee, and such broker or nominee tenders their Shares and/or ADSs on their behalf, may have to pay a fee to such broker or nominee. The Purchaser and IVAX will pay all charges and expenses of the Dealer Managers, the Receiving Agent and the Information Agent incurred in connection with the U.S. Offer. See Section 17.

      According to information provided by the Company, as of April 30, 2001, there were 316,000,000 Shares outstanding, including 64,187,140 Shares represented by ADSs. IVAX does not currently own any Shares or ADSs.

      The purpose of the U.S. Offer and the Chilean Offer is to acquire control of, and all of the equity interest in, the Company. IVAX intends, as soon as practicable after consummation of the Offers, to seek majority representation on the Company's Board of Directors.

      This U.S. Offer to Purchase and the related Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery contain important information and should be read carefully in their entirety before any decision is made with respect to the U.S. Offer.

                       RELIEF GRANTED BY THE COMMISSION

      In order to facilitate the making of the U.S. Offer, the Commission has orally granted the Purchaser and its subsidiaries, IVAX and its subsidiaries, the Dealer Managers, Purchaser or its subsidiaries, in each case acting as their agents, certain exemptive relief from the provisions of Rule 14d-10 under the Exchange Act (the "14d-10 Exemption") and Rule 14e-5 under the Exchange Act (the "14e-5 Exemption").

      Rule 14d-10(a)(1) under the Exchange Act provides that no person shall make a tender offer unless the offer is open to all security holders of the class of securities subject to the tender offer. Accordingly, in the absence of exemptive relief, the application of Rule 14d-10(a)(1) would prohibit the dual structure of the Offers. The 14d-10 exemption permits the U.S. Offer to be open only to U.S. holders of Shares and holders of ADSs.

      Rule 14e-5 prohibits a person making a cash tender offer for an equity security registered under Section 12 of the Exchange Act from, directly or indirectly, purchasing or making any arrangement to purchase such equity security or any security convertible into, or exchangeable for, such equity security, otherwise than pursuant to the tender offer, from the time the offer is publicly announced until its expiration. Accordingly, in the absence of the exemptive relief, the application of Rule 14e-5 would prohibit the Purchaser and its affiliates from purchasing Shares pursuant to the Chilean Offer. The 14e-5 Exemption permits the purchase of Shares by the Purchaser and its affiliates pursuant to the Chilean Offer during (but outside) the U.S. Offer and the entering, by such persons, into such arrangements and agreements and the taking by such persons of such other steps, as may be necessary or advisable under Chilean law to effect the Chilean Offer.

      The Commission has indicated that it will confirm in writing the exemptive relief described above.

                          CONSENT TO BYLAW AMENDMENTS

      The Offers will not proceed unless the Shareholders approve the Bylaw Amendments by the affirmative vote of holders of at least 75% of the outstanding Shares (including Shares represented by ADSs).

      The Bylaws currently provide that no person may own or vote, directly or indirectly through related parties, more than 49.9% of the voting capital stock of the Company and that the Company shall otherwise comply with the provisions of Decree Law 3,500, including Chapter XII thereof. Among other things, Chapter XII provides that no Shareholder, directly or indirectly through related persons, may own or vote more than 65% or such lesser amount as may be specified in a company's bylaws, of the voting capital stock of such company. The Offers are subject to the satisfaction of the Bylaw Amendments Condition set forth in Section 15. In order for this condition to be satisfied, the holders of at least 75% of the outstanding Shares, including Shares represented by ADSs, must approve the Bylaw Amendments and they must become effective under Chilean law.

      Under Chilean law, holders of at least 10% of the outstanding capital stock have the right to require a company to convene a meeting of its shareholders. Under Chilean law, shareholders must be notified of such a meeting at least 15 days prior to the date of the meeting and the meeting must be held within 30 days of the date on which a company receives notice of such a demand from a 10% or more shareholder. The Principal Shareholders agreed in the Agreement to Tender to exercise their right as a 10% or more Shareholder to make a Shareholder's demand for the Company to hold a Shareholders Meeting in order to approve the Bylaw Amendments.

      On May 30, 2001, the Principal Shareholders notified the Company of their request for the Company to hold a Shareholders Meeting to vote on the Bylaw Amendments. The Agreement to Tender provides that the Shareholders Meeting will be held no earlier than nine calendar days prior to the expiration of the Offer (June 20, 2001) and no later than five business days prior to the expiration of the Offer (June 22, 2001). As a result, the Principal Shareholders have requested, and the Company has agreed, that the Shareholders Meeting be held on June 22, 2001.

      At the Shareholders Meeting, the Shareholders will consider amending the Bylaws to eliminate Articles 6 bis, 18 bis, 20 bis, 34 bis, 35 bis, 53 and 56 and to modify Articles 1, 6, 20 and 39. Articles 1, 6 and 20 provide that the Company is subject to Decree Law 3,500. Article 6 bis provides that no one person, or group of related persons, may own or be entitled to vote, more than 49.9% of the outstanding capital stock of the Company. Article 18 bis requires acts and contracts between the Company and its majority shareholders, directors or executives or with persons related to any such person to be approved in advance by two-thirds of the Board of Directors of the Company and to be recorded in the corresponding minutes of the meeting of the Board of Directors. Article 20 bis requires Shareholders to receive prior to the annual shareholder meeting the report issued by the inspector of accounts pursuant to
Article 34 bis and the board of directors' proposal with respect to the Company's investment and financing policies. Article 34 bis requires shareholders to approve the investment and financing policies proposed by management in accordance with Decree Law 3,500 and to annually appoint two account inspectors and two alternates with the powers set forth in Article 51 of Law No. 18,046. Article 35 bis requires approval at a specially convened shareholders' meeting to transfer assets or rights identified by the investment and financing policies as essential for the conduct of the Company's business, as well as any change to the investment and financing policies approved by the Shareholders. Article 39 provides that the Shareholders have the right to one vote for each Share they own or represent, and they may aggregate or distribute the votes when voting; provided however, that no Shareholder may exercise on his own behalf or that of other Shareholders the right to vote for a percentage of subscribed voting shares in excess of the maximum concentration permitted in the Bylaws. Article 53 provides that the appraisal rights of a pension fund administrator conferred under Decree Law 3,500 are subject to special rules. Article 56 requires maintenance of certain asset ratios set forth in Decree Law 3,500.

      Pursuant to Chilean law, the Bylaw Amendments, even if adopted by the holders of more than 75% of the outstanding Shares as required by the Bylaw Amendments, will not become effective until they are published and recorded. While there can be no assurance as to this timing, we expect that these actions could be accomplished within five business days. The Bylaw Amendments Condition will not be satisfied until the Bylaw Amendments are effective under Chilean law.

      If a company complies with Chapter XII, Chilean pension funds may invest a larger portion of their assets in such companies than in companies that are not subject to Chapter XII. Generally, companies that elect to comply with Chapter XII are required to include in their bylaws the following provisions:
(a) no person, directly or indirectly through a related party, may own or vote more than a specified percentage of the outstanding voting capital stock of the company, which percentage may not exceed 65%; (b) minority shareholders must hold at least 10% of the outstanding voting capital stock of the company; and (c) at least 15% of the voting capital stock of the company shall be owned by more than 100 shareholders, each owning shares with a value of at least a specified amount. The company's bylaws must also provide that the company maintain a minimum ratio relating to the company's adjusted assets to total assets, as determined in accordance with Decree Law 3,500, and that the shareholders shall approve investment and financing policies and the sale of assets identified by the company's investment and financing policies as essential to the conduct of the company's business. If the Shareholders approve the Bylaw Amendments, the Company will no longer be subject to Decree Law 3,500. As a result, the amount of the investments the Chilean pension funds are permitted to maintain will be less than if the Company continued to be subject to such laws.

      Voting Procedures -- Holders of Shares. In order to vote Shares in favor of the Bylaw Amendments, holders of Shares must either (a) appear in person at the Shareholders Meeting when it is scheduled by the Company and vote their Shares, or (b) complete and deliver the Power of Attorney included in the Chilean Offer materials or with the Company's notice of the Shareholders Meeting, in accordance with the instructions set forth therein.

      Voting Instructions -- Holders of ADSs. Holders of ADSs who desire to vote in favor of the Bylaw Amendments and who have questions as to voting procedures should contact The Bank of New York, as Depositary of the ADSs.

      The Deposit Agreement pursuant to which the ADSs are issued provides that, upon receipt of any notice of any meeting of holders of Shares, the ADS Depositary will provide to the ADS holders copies of all materials received by it and request from such holders voting instructions. Upon receipt of any such instructions, the ADS Depositary is required to vote or cause to be voted (or to grant a proxy to a person designated by the Company to vote) the ADSs in accordance with the instructions set forth in such request. The ADS Depositary shall not, under any circumstance, exercise any voting discretion over the ADSs. If no voting instructions are received by the ADS Depositary on or before the cut-off date with respect to any vote of Shareholders, then a holder shall be deemed to have instructed the ADS Depositary to give a discretionary proxy to the Chairman of the Board of Directors of the Company on any matters other than any matter as to which the Chairman of the Board of Directors of the Company does not wish such proxy given. Currently, The Bank of New York is the ADS Depositary.

      Pursuant to the Agreement to Tender, if Shares representing at least the Minimum Condition are tendered prior to the Shareholders Meeting (regardless of whether such Shares are subsequently withdrawn), IVAX has agreed with the Principal Shareholders to waive the Minimum Condition and the conditions set forth in paragraphs (c), (d), (g) and (h) of Section 15. IVAX has also agreed with the Principal Shareholders to waive any possible default of a condition or failure to meet a condition that may have occurred or be deemed to have occurred pursuant to any of the conditions, other than the conditions set forth in paragraphs (c), (d), (g) and (h) of Section 15, as a result of or with respect to any circumstance, event or incident occurring or existing prior to the Shareholders Meeting that IVAX knew of or should have known of at such time. IVAX' obligation with respect to the waivers referred to above is conditioned on IVAX receiving a certificate from a representative of each of the Principal Shareholders that, to such person's knowledge, after due inquiry, no event or incident has occurred that would cause a default of any of these conditions. If the Minimum Condition has been satisfied and IVAX waives certain conditions as described above, the Principal Shareholders will be obligated to vote in favor of the approval of the Bylaw Amendments. However, if Shares representing at least the Minimum Condition are not tendered prior to the Shareholders Meeting, IVAX will not be required to waive the certain conditions as described above and the Principal Shareholders will not be required to vote in favor of adoption of the Bylaw Amendments. Since the approval of holders of 75% of the outstanding Shares is required to adopt the Bylaw Amendments, the Bylaw Amendments cannot be adopted without the affirmative vote of the Principal Shareholders. If the Bylaw Amendments are not adopted, the conditions to the Offers cannot be satisfied and IVAX intends to terminate the Offers.

      As a result of the foregoing, U.S. holders of Shares and holders of ADSs who want to tender into the U.S. Offer and receive the Offer Price should tender their Shares or ADSs prior to the Shareholders Meeting and vote in favor of the adoption of the Bylaw Amendments. Failure to satisfy the Minimum Condition prior to the Shareholders Meeting may result in the Bylaw Amendments being defeated and a termination of the Offers or may result in the Offers continuing to be subject to certain conditions that IVAX would otherwise be required to waive.

                                THE U.S. OFFER

      1. Terms of the U.S. Offer; Expiration Date.

      Upon the terms and subject to the conditions set forth in the U.S. Offer, the Purchaser will accept for payment and pay for all Shares and ADSs that are validly tendered by the Expiration Date and not withdrawn as provided in Section 5. The term "Expiration Date" shall mean 12:00 noon, New York City time, on Friday, June 29, 2001, unless the Purchaser shall have extended the period of time in which the U.S. Offer will remain open, in which event the term "Expiration Date" shall mean the latest time and date on which the U.S. Offer, as so extended by the Purchaser, shall expire.

      The U.S. Offer is subject to certain conditions set forth in Section 15, including satisfaction of the Bylaw Amendments Condition. If any such condition is not satisfied, the Purchaser may terminate the U.S. Offer and return all tendered Shares and ADSs to tendering Shareholders, extend the U.S. Offer and, subject to withdrawal rights as set forth in Section 5, retain all such Shares and ADSs until the expiration of the U.S. Offer as so extended, waive such conditions and, subject to any requirement to extend the period of time during which the U.S. Offer is open, purchase all Shares and ADSs validly tendered by the Expiration Date and not withdrawn, or delay acceptance for payment or payment of Shares and ADSs, subject to applicable law, until satisfaction or waiver of the conditions of the U.S. Offer. For a description of the Purchaser's right to extend the period of time during which the U.S. Offer is open and to amend, delay or terminate the U.S. Offer, see Sections 14 and 15.

      Notwithstanding the foregoing, pursuant to the terms of the Agreement to Tender, IVAX will not, without the prior written consent of the Principal Shareholders, which consent may not be unreasonably delayed, impose additional conditions to the Offers, change any conditions to the Offers, or otherwise amend the Offers in any respect. However, IVAX need not obtain the prior consent of the Principal Shareholders to impose additional conditions or change any condition if such addition or change is imposed by any securities authority or does not adversely affect the Shareholders.

      Pursuant to the Agreement to Tender, IVAX has agreed that, no later than the day before the Shareholders Meeting, it shall advise the Principal Shareholders as to whether it has waived the condition set forth in paragraph
(d) of Section 15. Additionally, if Shares representing at least the Minimum Condition have been tendered immediately prior to the Shareholders Meeting, then IVAX has agreed with the Principal Shareholders to waive those conditions set forth in paragraphs (c), (d), (g) and (h) of Section 15. IVAX has also agreed with the Principal Shareholders to waive any possible default of a condition or failure to meet a condition that may have occurred or be deemed to have occurred pursuant to any of the conditions, other than the conditions set forth in paragraphs (c), (d), (g) and (h) of Section 15, as a result of or with respect to any circumstance, event or incident occurring or existing prior to the Shareholders Meeting that IVAX knew of or should have known of at such time. IVAX' obligation with respect to the waivers referred to above is conditioned on IVAX receiving a certificate from a representative of each of the Principal Shareholders that, to such person's knowledge, after due inquiry, no event or incident has occurred that would cause a default of any of these conditions. If IVAX waives such conditions, IVAX will make an announcement to that effect and disseminate the information concerning the waiver no later than five business days before the Expiration Date. If IVAX does not waive these conditions prior to the Shareholders Meeting, then the Principal Shareholders are not required to vote in favor of the Bylaw Amendments. As a result of the foregoing, U.S. holders of Shares and holders of ADSs who want to tender into the U.S. Offer and receive the Offer Price should tender their Shares or ADSs prior to the Shareholders Meeting and vote in favor of the adoption of the Bylaw Amendments. Failure to satisfy the Minimum Condition prior to the Shareholders Meeting may result in the Bylaw Amendments being defeated and a termination of the Offers or may result in the Offers continuing to be subject to certain conditions that IVAX would otherwise be required to waive.

      A request has been made to the Company for the use of its Shareholder registry and security position listings for the purpose of disseminating the U.S. Offer to holders of Shares and ADSs. This U.S. Offer to

Purchase and the related Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery will be mailed to record holders of ADSs and holders of Shares who are U.S. holders and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of ADSs and beneficial owners of Shares who are U.S. holders.

      2.  Acceptance for Payment.

      Upon the terms and subject to the conditions of the U.S. Offer, the Purchaser will accept for payment the Shares and ADSs validly tendered by the Expiration Date and not withdrawn, and promptly after the Expiration Date pay for such Shares and ADSs. In addition, the Purchaser reserves the right, in its sole discretion and subject to applicable law, to delay the acceptance for payment or the payment for Shares and ADSs in order to comply in whole or in part with any applicable law. For a description of the Purchaser's right to terminate the U.S. Offer and not accept for payment or pay for Shares and/or ADSs or to delay the acceptance for payment or the payment for Shares and ADSs, see Section 14.

      For purposes of the U.S. Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares and ADSs when and if the Purchaser gives oral or written notice to the Receiving Agent of its acceptance of the tenders of such Shares and ADSs. Payment for Shares and ADSs accepted for payment pursuant to the U.S. Offer will be made by deposit of the purchase price with the respective Receiving Agent which will act as agent for the tendering Shareholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering Shareholders. In all cases, payment for Shares and ADSs accepted for payment pursuant to the U.S. Offer will be made only after timely receipt by the Receiving Agent of Titulo(s) or a certificate from the DCV for such Shares and by the Receiving Agent of ADRs for such ADSs (or of a confirmation of a book-entry transfer of such Shares and ADSs, into the respective Receiving Agent's account at the Book-Entry Transfer Facility (as defined in Section 4)), a properly completed and duly executed Form of Acceptance (in the case of Shares) or ADS Letter of Transmittal (in the case of ADSs) (or facsimiles thereof) and all other required documents. Accordingly, payment may be made to tendering Shareholders at different times if delivery of the Shares and ADSs and other required documents occur at different times. For a description of the procedure for tendering Shares and ADSs pursuant to the U.S. Offer, see Sections 3 and 4. Under no circumstances will interest be paid by the Purchaser on the purchase price paid for Shares and ADSs pursuant to the U.S. Offer regardless of any delay in making such payments.

      If the Purchaser increases the purchase price to be paid for Shares and ADSs pursuant to the Chilean Offer, the Purchaser will pay such increased consideration for all Shares and ADSs purchased pursuant to the U.S. Offer.

      The purchase price for the ADSs accepted for payment pursuant to the U.S. Offer will be paid in U.S. dollars. The purchase price for the Shares accepted for payment pursuant to the U.S. Offer will be paid in Chilean pesos, calculated at the Observed Exchange Rate for the Expiration Date. All tendering holders will bear exchange rate risks and costs if they wish to convert the currency received into another currency. In addition, the right of a holder of Shares to convert Chilean pesos received upon the sale of its Shares pursuant to the U.S. Offer into another currency and to expatriate these proceeds to a country other than Chile may be affected by the terms of the foreign investment contract pursuant to which such holder acquired its Shares. Shareholders should be aware that they will bear additional exchange rate risks should the U.S. Offer be extended.

      The Purchaser reserves the right to transfer or assign, in whole or, from time to time, in part, to one or more of its affiliates the right to purchase Shares and ADSs tendered pursuant to the U.S. Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the U.S. Offer or prejudice the rights of tendering Shareholders to receive payment for Shares and ADSs validly tendered and accepted for payment.

      If any tendered Shares and ADSs are not purchased pursuant to the U.S. Offer for any reason, or if certificates are submitted for more Shares and ADSs than are tendered, certificates for such unpurchased or untendered Shares and ADSs will be returned (or, in the case of Shares and ADSs tendered by book-entry transfer, such Shares and ADSs will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to the tendering Shareholder, as promptly as practicable following the expiration or termination of the U.S. Offer.

      3. Procedure for Accepting the U.S. Offer -- Holders of Shares.

      Any U.S. holders who hold Shares and who desire to accept the U.S. Offer in respect of all or any portion of such holder's Shares should complete Boxes 1 and 3 and, if appropriate, Box 4 and sign Box 2 of the Form of Acceptance in accordance with the instructions printed thereon. An accepting holder of Shares should submit the completed Form of Acceptance, together with the following documents to the Receiving Agent at the address set forth on the back cover of the U.S. Offer to Purchase:

      (a)Titulo(s) evidencing ownership of Shares, if Shares are held in certificated form,

      (b)a certificate from the Company registry or the DCV evidencing the number of Shares, if any, held on deposit at the DCV, the number of Shares and original issued Shares, if any, held by the holder, and indicating the liens or encumbrances that effect the Shares,

      (c)duly signed Traspaso(s) indicating the number of Shares and the number of original issue Shares, if any, to be tendered, with the date of such Traspaso(s) in blank,

      (d)in the case of Shares held on deposit at the DCV, a letter to the DCV instructing the DCV to perform a book-entry transfer in favor of the Purchaser,

      (e)in the case the U.S. holder is an individual, (i) a copy of the U.S. holder's passport or photo identification card, and

      (f)in the case the U.S. holder is an entity, (i) a Secretary's certificate certifying the name, title and specimen signature of an officer authorized to execute the transfer documents and a copy of the entity's organizational documents, and (ii) a copy of the passport or photo identification card of the authorized officer, and

      (g)any other documents requested by the Receiving Agent to evidence the authority of the U.S. holder to tender and sell its Shares.

      References in this Section to a holder of Shares shall include references to the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this Section shall apply to them jointly and severally.

      Book-Entry Transfer. Shares held in book-entry form may be tendered by sending or submitting by hand to the Receiving Agent at its address set forth on the back cover of this U.S. Offer to Purchase a completed Form of Acceptance, together with items (b) through (h) above.

      Certificates of Title And/or Other Document(s) of Title. If the Titulo(s) have been issued but have been lost or destroyed, the Form of Acceptance should nevertheless be completed, signed and returned to the Receiving Agent as soon as possible and the Titulo(s) should be forwarded as soon as possible thereafter but in no event later than the Expiration Date. If the Titulo(s) are lost, the holder of Shares should follow the procedures set forth in Article 21 of the Rules of Law 18.046 of the Chilean Companies Law and thereupon request the Gerente General of the Company, at Avenida Maraton No. 1315, Santiago, Chile, telephone (562) 365-5000 to issue substitute Titulo(s). When completed, the new Titulo(s) must be submitted to the Receiving Agent, in accordance with the above-described procedure, in support of the Form of Acceptance.

      THE METHOD OF DELIVERY OF TITULO(S) FOR SHARES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE

RECEIVING AGENT. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE A TIMELY DELIVERY. REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED FOR SHARES SENT BY MAIL.

      Form of Acceptance. Each holder of Shares by whom or on whose behalf a Form of Acceptance is executed irrevocably undertakes, represents, warrants and agrees to and with the Purchaser (so as to bind the holder and the holder's personal representatives, heirs, successors and assigns) to the following effect:

      (a)that the execution of a Form of Acceptance shall constitute: (i) an acceptance of the U.S. Offer in respect of the number of Shares identified in Box 1 of the Form of Acceptance; and (ii) an undertaking to execute all further documents and give all further assurances which may be required to enable the Purchaser to obtain the full benefit of this Section 2 and/or perfect any of the authorities expressed to be given hereunder, on and subject to the terms and conditions set out or referred to in this document and the Form of Acceptance and that, subject only to the rights set out in Section 5, each such acceptance shall be irrevocable;

      (b)that the Shares in respect to which the U.S. Offer is accepted or deemed to be accepted are fully paid and non-assessable sold free from all liens, equities, charges and encumbrances and together with all rights now or hereafter attaching thereto, including voting rights and the right to all dividends, other distributions and interest payments hereafter declared, made or paid;

      (c)that the execution of the Form of Acceptance constitutes, subject to the accepting holder not having validly withdrawn his or her acceptance, the irrevocable appointment of the Receiving Agent acting on behalf of the Purchaser, its directors and agents as such holder's attorney and/or agent (the "Attorney") and an irrevocable instruction to the Attorney to complete and execute his or her signed Traspaso(s) and all or any form(s) of transfer and/or other document(s) at the discretion of the Attorney in relation to the Shares referred to in paragraph (a) above in respect of which the accepting holder of Shares has not validly withdrawn acceptance in favor of the Purchaser or such other person or persons as the Purchaser may direct and to deliver such form(s) of transfer and/or other document(s) at the discretion of the Attorney together with the Titulo(s) and/or other document(s) of title relating to such Shares and to do all such other acts and things as may in the opinion of the Attorney be necessary or expedient for the purpose of, or in connection with, the acceptance of the U.S. Offer and to vest in the Purchaser or its nominee(s) the Shares as aforesaid;

      (d)that the execution of the Form of Acceptance constitutes, subject to the accepting holder of Shares not having validly withdrawn its acceptance, an irrevocable authority and request (i) to the Company, its Gerente General or its agents to procure the registration of the transfer of the Shares pursuant to the U.S. Offer and the delivery of the new Titulo(s) and/or other document(s) of title in respect thereof to the Purchaser or as the Purchaser may direct; and (ii) to the Purchaser or its agents to record and act upon any instructions with regard to notices and payments which have been recorded in the records of the Company in respect of such holder's holding(s) of Shares;

      (e)that the holder of Shares will deliver to the Receiving Agent at the address shown on the back page of the U.S. Offer to Purchase such holder's Titulo(s) and/or document(s) of title in respect of the Shares referred to in paragraph (a) or an indemnity acceptable to the Purchaser in lieu thereof, as soon as possible;

      (f)that this Section shall be incorporated in and form part of the Form of Acceptance, which shall be read and construed accordingly; and

      (g)that the holder agrees to ratify each and every act or thing which may be done or effected by the Purchaser or any of its directors or agents or the Company or its agents, as the case may be, in the proper exercise of any of its power and/or authorities thereunder.

      Partial Tenders. If fewer than all of the Shares delivered to the Receiving Agent are to be tendered, the holder thereof should so indicate in the Form of Acceptance by filling in the number of Shares which are to be tendered in Box 1 of the Form of Acceptance. In such case, a new Titulo for the remainder of the Shares represented by the old Titulo will be sent to the person(s) signing such Form of Acceptance (or delivered as such person properly indicates thereon) as promptly as practicable following the date the tendered Shares are purchased.

      ALL SHARES DELIVERED TO THE RECEIVING AGENT WILL BE DEEMED TO HAVE BEEN TENDERED UNLESS OTHERWISE INDICATED. SEE INSTRUCTION 1 OF THE FORM OF ACCEPTANCE.

      Acceptance of U.S. Offer and representations by holder. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering Shareholder's acceptance of the U.S. Offer, as well as the tendering Shareholder's representation and warranty that (a) such Shareholder owns the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, (b) the tender of such Shares complies with Rule 14e-4, (c) such Shareholder is a U.S. holder within the meaning of Rule 14d-1(d), and (d) such Shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Form of Acceptance. The Purchaser's acceptance for payment of Shares tendered pursuant to the U.S. Offer will constitute a binding agreement between the tendering Shareholder and the Purchaser containing the terms and conditions of the U.S. Offer.

      Matters concerning validity, eligibility and acceptance. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders of Shares determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares. None of the Purchaser, IVAX, the Dealer Managers, the Receiving Agent, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

      If you are in any doubt about the procedure for tendering Shares into the U.S. Offer, please telephone the Information Agent at (800) 758-5880 or the Receiving Agent at (800) 507-9357.

      U.S. HOLDERS WHO HOLD SHARES MAY, AT THEIR OPTION, TENDER THEIR SHARES INTO THE CHILEAN OFFER INSTEAD OF THE U.S. OFFER. ANY U.S. HOLDER OF SHARES WHO DESIRES TO ACCEPT THE CHILEAN OFFER SHOULD READ CAREFULLY THE PROSPECTO DATED MAY 30, 2001 AND SHOULD FOLLOW THE PROCEDURES FOR TENDERING SHARES INTO THE CHILEAN OFFER DESCRIBED IN ANNEX I HERETO.

      4. Procedure for Accepting the U.S. Offer -- Holders of ADSs.

      To tender ADSs pursuant to the U.S. Offer, (a) a properly completed and duly executed ADS Letter of Transmittal (or facsimile thereof) and all other documents required by the ADS Letter of Transmittal must be received by the Receiving Agent at one of its addresses set forth on the back cover of this U.S. Offer to Purchase and either ADRs for the ADSs to be tendered must be received by the Receiving Agent at one of such addresses, (b) a holder's ADSs must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Receiving Agent including an Agent's Message (as defined below)) in each case by the Expiration Date, or (c) the guaranteed delivery procedure described below must be complied with. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility (as hereinafter defined) to and received by the Receiving Agent and forming a part of a book-entry confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant tendering the ADSs which are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the ADS Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

      Book-entry delivery. The Receiving Agent will establish an account with respect to the ADSs at The Depository Trust Company ("Book-Entry Transfer Facility") for purposes of the U.S. Offer within two business days after the date of this U.S. Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of ADSs by causing the Book-Entry Transfer Facility to transfer such ADSs into the Receiving Agent's account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of ADSs may be effected through book-entry transfer, an Agent's Message and any other required documents must, in any case, be received by the Receiving Agent at one of its addresses set forth on the back cover of this U.S. Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the ADS Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Receiving Agent.

      Partial tenders. If fewer than all of the ADSs evidenced by ADRs delivered to the Receiving Agent are to be tendered, the holder thereof should so indicate in the ADS Letter of Transmittal by filling in the number of ADSs which are to be tendered in the box entitled "Number of ADSs Tendered" in the ADS Letter of Transmittal. In such case, a new ADR for the untendered ADSs represented by the old ADR will be sent to the person(s) signing such ADS Letter of Transmittal (or delivered as such person properly indicates thereon) as promptly as practicable following the date the tendered ADSs are accepted for payment.

      ALL ADSs DELIVERED TO THE RECEIVING AGENT WILL BE DEEMED TO HAVE BEEN TENDERED UNLESS OTHERWISE INDICATED. SEE INSTRUCTION 4 OF THE ADS LETTER OF TRANSMITTAL.

      Signature guarantees. Except as otherwise provided in the next sentence, all signatures on an ADS Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchanges Medallion Program (SEMP) or the NYSE Medallion Program (MSP) (an "Eligible Institution"). Signatures on an ADS Letter of Transmittal need not be guaranteed (a) if the ADS Letter of Transmittal is signed by the registered holder(s) of the ADSs tendered therewith and such holder(s) have not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Issuance Instructions" on the ADS Letter of Transmittal or (b) if such ADSs are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the ADS Letter of Transmittal.

      Guaranteed delivery. If a Shareholder desires to tender ADSs pursuant to the U.S. Offer and cannot deliver such ADSs and all other required documents to the Receiving Agent by the Expiration Date, or such Shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such ADSs may nevertheless be tendered if all of the following conditions are met:

      (a)such tender is made by or through an Eligible Institution;

      (b)a properly completed and duly executed ADS Notice of Guaranteed Delivery substantially in the form provided by the Purchaser is received by the Receiving Agent (as provided below) by the Expiration Date; and

      (c)the ADRs for such ADSs, together with a properly completed and duly executed ADS Letter of Transmittal (or facsimile thereof) with any required signature guarantee (or, in the case of ADSs held in book entry form, a timely confirmation of a book-entry transfer of such ADSs into the Receiving Agent's account at the Book-Entry Transfer Facility together with an Agent's Message), are received by the Receiving Agent within three NYSE trading days after the date of execution of the ADS Notice of Guaranteed Delivery.

      The ADS Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram, telex or facsimile transmission to the Receiving Agent and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

      Notwithstanding any other provisions hereof, payment for ADSs accepted for payment pursuant to the U.S. Offer will in all cases be made only after receipt by the Receiving Agent within the permitted period of time of ADRs evidencing such ADSs, or of book-entry confirmation with respect to, a properly completed and duly executed ADS Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of book-entry transfer, an Agent's Message) and any other documents required by the ADS Letter of Transmittal. Accordingly, payment might not be made to all tendering Shareholders at the same time and will depend upon when ADRs evidencing such ADSs are received by the Receiving Agent or book-entry confirmations with respect to such ADSs are received into the Receiving Agent's account at the Book-Entry Transfer Facility.

      THE METHOD OF DELIVERY OF ADSs AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE RECEIVING AGENT. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE A TIMELY DELIVERY. REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED FOR ADSs SENT BY MAIL.

      Acceptance of U.S. Offer and representations by holder. The tender of ADSs pursuant to any one of the procedures described above will constitute the tendering Shareholder's acceptance of the U.S. Offer, as well as the tendering Shareholder's representation and warranty that (a) such Shareholder owns the ADSs being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, (b) the tender of such ADSs complies with Rule 14e-4, and (c) such Shareholder has the full power and authority to tender and assign the ADSs tendered, as specified in the ADS Letter of Transmittal. The Purchaser's acceptance for payment of ADSs tendered pursuant to the U.S. Offer will constitute a binding agreement between the tendering Shareholder and the Purchaser containing the terms and conditions of the U.S. Offer.

      Matters concerning validity, eligibility and acceptance. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of ADSs will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders of ADSs determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of ADSs. None of the Purchaser, IVAX, the Dealer Managers, the Receiving Agent, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

      If you are in any doubt about the procedure for tendering ADSs, please telephone the Information Agent at (800) 758-5880, the Receiving Agent at
(800) 507-9357 or Merrill Lynch & Co. or UBS Warburg collect at (212) 236-3790 or (212) 821-3983, respectively.

      5.  Withdrawal Rights.

      Tenders of Shares and ADSs made pursuant to the U.S. Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after July 29, 2001 unless theretofore accepted for payment as provided in this U.S. Offer to Purchase. If the Purchaser extends the period of time during which the U.S. Offer is open, is delayed in accepting for payment or paying for Shares and ADSs, or is unable to accept for payment or pay for Shares and ADSs pursuant to the U.S. Offer for any reason, then, without prejudice to the Purchaser's rights under the U.S. Offer, the Receiving Agent may, on behalf of the Purchaser retain all Shares and ADSs tendered, and such Shares and ADSs may not be withdrawn except as otherwise provided in this Section 5. Any such delay will be an extension of the U.S. Offer to the extent required by law.

      For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the respective Receiving Agent at the address set forth on the back cover of this U.S. Offer to Purchase and must specify the name of the person who tendered the Shares and/or ADSs to be withdrawn and the number of Shares and/or ADSs to be withdrawn and the name of the registered holder of

Shares and/or ADSs, if different from that of the person who tendered such Shares and/or ADSs. If the Shares and/or ADSs to be withdrawn have been delivered to the Receiving Agent, a signed notice of withdrawal with (except in the case of Shares and ADSs tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares and/or ADSs. In addition, such notice must specify, in the case of Shares and ADSs tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering Shareholder) and the serial numbers shown on the particular Titulos and/or ADRs evidencing the Shares and/or ADSs to be withdrawn or, in the case of Shares and/or ADSs tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and/or ADSs. Withdrawals may not be rescinded, and Shares and ADSs withdrawn will thereafter be deemed not validly tendered for purposes of the U.S. Offer. However, withdrawn Shares and ADSs may be re-tendered by again following one of the procedures described in Section 3 or Section 4, as applicable, at any time prior to the Expiration Date.

      All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. None of the Purchaser, IVAX, the Dealer Managers, the Receiving Agent, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

      6.  Certain Tax Considerations.

      The following describes the material U.S. federal income tax and Chilean tax consequences of the sale of Shares and/or ADSs pursuant to the U.S. Offer.

      For purposes of this discussion, a "U.S. Holder" is a holder of Shares or ADSs that is, for U.S. federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or
(d) a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. In the case of a partnership or other entity taxable as a partnership, any partner described in any of (a) through (d) of this paragraph is also generally treated as a U.S. Holder. In addition, a person who transferred property to certain kinds of trusts, or who is a beneficiary of an estate or certain kinds of trusts and receives distributions from such an estate or trust, may be taxable with respect to income of the estate or trust arising from the exchange of ADSs rather than taxation being imposed on the estate or trust itself, and such a person should consult their tax advisor regarding the income tax consequences to them of the U.S. Offer because the discussion below does not address this particular situation. A "Non-U.S. Holder" is a holder of Shares or ADSs that is not a U.S. Holder.

      U.S. Federal Income Tax Consequences

      The following discussion is based upon United States federal income tax laws presently in force. This discussion is not a full description of all tax considerations that may be relevant to a decision to sell Shares and/or ADSs pursuant to the U.S. Offer. In particular, this discussion deals only with Shares and/or ADSs that are held as capital assets as defined in Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code") and does not address the tax treatment of persons that are subject to special treatment under the U.S. federal income tax laws. Such persons include, but are not limited to (a) banks, financial institutions, securities dealers or traders and insurance companies, (b) tax-exempt entities, (c) persons that hold Shares and/or ADSs as a hedge or as part of a straddle or "conversion transaction" with other investors for tax purposes, and persons whose functional currency is not the United States dollar, (d) persons owning directly, indirectly or by attribution, currently or during the past five years, 10% or more of the Shares and/or ADSs, (e) persons who acquired Shares and/or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation or (f) certain expatriates or former long-term residents of the United States. Moreover, the effect of any applicable United States state or local tax laws is not discussed herein.

      U.S. Holders

      Sale of Shares and/or ADSs. Each U.S. Holder will recognize capital gain or loss on the sale of Shares or ADSs pursuant to the U.S. Offer in an amount equal to the difference between the amount of cash received and such U.S. Holder's adjusted basis in the Shares or ADSs. In general, any gain or loss recognized upon the sale of Shares or ADSs pursuant to the U.S. Offer will be treated as long-term capital gain or loss if the Shares or ADSs have been held for more than one year and otherwise as short-term capital gain or loss. However, if the Company is or has been a Passive Foreign Investment Company ("PFIC") at any time since 1986, gain recognized by a U.S. Holder may be treated as ordinary income, and the tax due on such income may be subject to an interest charge, under certain circumstances. In general, under Section 1297 of the Code, a foreign corporation may be a PFIC with respect to a taxable year if 75% or more of its gross income for such year is passive income, as defined in the Code, or if at least 50% of its average percentage of assets, as defined in the Code, held during the taxable year produce or are held for the production of passive income. U.S. Holders are urged to consult their tax advisors regarding the specific tax consequences if the Company was a PFIC.

      Any gain recognized by a U.S. Holder generally will be treated as U.S. source income. Consequently, in the case of a disposition of Shares (which, unlike a disposition of ADSs, will be taxable in Chile), the U.S. Holder would not be able to utilize the foreign tax credit for Chilean tax imposed on the gain unless the U.S. Holder appropriately can apply the credit against tax due on income from foreign sources. For foreign tax credit purposes, any loss recognized by a U.S. Holder generally will be allocated to U.S. source income, except that such a loss will be allocated to foreign source income to the extent the U.S. Holder has received certain dividends in the 24 months prior to recognizing the loss.

      Backup Withholding Tax. A. U.S. Holder may be subject to backup withholding at the rate of 31% on the proceeds from the sale of Shares or ADSs pursuant to the U.S. Offer. To prevent backup withholding, each U.S. Holder who accepts the U.S. Offer must provide the respective Receiving Agent with the holder's correct taxpayer identification number and certify that such holder is exempt from or otherwise not subject to backup withholding by completing the Substitute Form W-9 included with the ADS Letter of Transmittal or with the Form of Acceptance. For further information concerning backup withholding and instructions for completing the Substitute Form W-9, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9."

      Non-U.S. Holders

      Sale Of Shares and/or ADSs. Subject to the discussion of backup withholding below, a Non-U.S. Holder will generally not be subject to United States federal income or withholding tax on gain realized on the sale of Shares or ADSs pursuant to the U.S. Offer unless (a) such gain is effectively connected with such Non-U.S. Holder's conduct of a trade or business within the United States (or, in the case of a country which has a tax treaty with the United States, such gain is attributable to a permanent establishment or fixed place of business in the United States) or (b) such gain is realized by an individual Non-U.S. Holder who is present in the United States for at least 183 days in the taxable year of the sale and certain other conditions are met.

      Backup Withholding. A Non-U.S. Holder may be subject to backup withholding at the rate of 31% on the proceeds from the sale of Shares or ADSs pursuant to the U.S. Offer. To prevent backup withholding, each Non-U.S. Holder who accepts the U.S. Offer must provide the Receiving Agent with a completed Form W-8 Certificate of Foreign Status prior to receipt of any payment. A Form W-8 Certificate of Foreign Status may be obtained from the Receiving Agent.

      THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON LAWS, REGULATIONS, RULINGS AND DECISIONS NOW IN EFFECT, ALL OF WHICH ARE SUBJECT TO CHANGE (POSSIBLY RETROACTIVELY). HOLDERS OF SHARES AND/OR ADSs ARE URGED TO CONSULT THEIR TAX ADVISORS WITH

RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE U.S. OFFER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, AND STATE, LOCAL AND FOREIGN TAX LAWS.

Chilean Tax Consequences For U.S. Holders

      Any gain recognized by an individual who is not domiciled or resident in Chile or any legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (a "Non-Chilean Holder") upon the sale of the ADSs pursuant to the U.S. Offer will not be subject to Chilean taxation.

      Gains recognized by a Non-Chilean Holder upon the sale of Shares pursuant to the U.S. Offer will be subject to the following taxes: (i) a 15% fixed tax rate, provided that (x) such Shares have been held for at least one year, (y) the Non-Chilean Holder is not considered to be customarily engaged in the buying and selling of shares, and (z) such transfer is not made to a person related to such person; or (ii) in case any of the three requirements set forth in (i) is not met, such gains will be added to the net taxable earnings of such person and, as such, are subject to a 15% first category tax, plus the additional tax at a rate of 35%, minus a credit for the 15% first category tax already paid on these capital gains. Withholdings on such capital gains are applicable under Chilean law based on different rates depending on the final payable tax rate described above.

      Any gain recognized by any person other than a Non-Chilean Holder (a "Chilean Holder") upon the sale of the ADSs pursuant to the US Offer will be subject to Chilean income taxes by adding such gain to the taxable income of such Chilean Holder and applying to such income the tax rate which would otherwise be applicable on such Chilean Holder's income under Chilean law.

      No Chilean stamp, issue, registration or similar taxes or duties will apply to the sale of ADSs or the Shares pursuant to the Offer.

      BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE APPLICABILITY OF THE RULES DISCUSSED ABOVE TO YOU AND THE PARTICULAR TAX EFFECTS TO YOU OF THE OFFER.

      7. Price Range of Shares and ADSs; Dividends.

      Price Range of Shares. The Shares are listed and traded on the Bolsa de Comercio de Santiago (the "Santiago Stock Exchange") under the symbol "LabChile" as reported. The following table sets forth, for the periods indicated, the quarterly high and low per Share closing prices of the Shares in Chilean pesos ("Ch$") as reported on the Santiago Stock Exchange. The following information reflects nominal Chilean peso amounts as of the trade dates and has not been restated in constant Chilean pesos.

                                                                    High   Low
                                                                   ------ ------
Calendar Year 2001
  First Quarter................................................... 585.00 520.00
  Second Quarter (through May 30, 2001)........................... 763.00 563.00

Calendar Year 2000
  First Quarter................................................... 650.00 495.00
  Second Quarter.................................................. 570.00 485.00
  Third Quarter................................................... 515.00 440.00
  Fourth Quarter.................................................. 530.00 440.00

Calendar Year 1999
  First Quarter................................................... 390.00 290.00
  Second Quarter.................................................. 486.00 379.00
  Third Quarter................................................... 510.00 450.00
  Fourth Quarter.................................................. 500.00 425.00

      On May 18, 2001, the last full day of trading on the Santiago Stock Exchange prior to the public announcement of the Offers, the reported closing sales price of the Shares on the Santiago Stock Exchange was Ch$745.00 per Share. On May 30, 2001, the last full day of trading prior to the date of this U.S. Offer to Purchase, the reported closing sales price of the Shares on the Santiago Stock Exchange was Ch$751.00 per Share. Holders of Shares are urged to obtain a current market quotation for the Shares.

      On May 30, 2001, the published Observed Exchange Rate was Ch$607.65 per US$1.00. Based on such exchange rate, the Chilean peso equivalent of the U.S. Offer price of $1.25 per Share was Ch$759.56 and the Chilean peso equivalent of the U.S. Offer price of $25.00 per ADS was Ch$15,191.25. Exchange rates are subject to fluctuation. Holders are urged to obtain a current market quotation for the Observed Exchange Rate.

      Price range of ADSs. The ADSs are listed and traded on the NYSE under the symbol "LBC." Each ADS represents 20 Shares. The following table sets forth, for the periods indicated, the quarterly high and low closing prices of the ADSs in U.S. dollars as reported by the NYSE.

                                                                     High   Low
                                                                     ----- -----
Calendar Year 2001
  First Quarter..................................................... 21.00 18.00
  Second Quarter (through May 30, 2001)............................. 25.05 19.00

Calendar Year 2000
  First Quarter..................................................... 25.13 18.81
  Second Quarter.................................................... 22.69 17.88
  Third Quarter..................................................... 19.38 16.13
  Fourth Quarter.................................................... 18.44 15.44

Calendar Year 1999
  First Quarter..................................................... 15.88 11.44
  Second Quarter.................................................... 19.38 15.50
  Third Quarter..................................................... 19.50 17.19
  Fourth Quarter.................................................... 18.50 15.88

      On May 18, 2001, the last full day of trading on the NYSE prior to the public announcement of the Offers, the reported closing sales price of the ADSs on the NYSE was US$24.42 per ADS. On May 30, 2001, the last full day of trading prior to the date of this U.S. Offer to Purchase, the reported closing sales price of the ADSs on the NYSE was US$24.72 per ADS. Holders of ADSs are urged to obtain a current market quotation for the ADSs.

      Dividends. The table below sets forth the nominal Chilean peso amount of dividends per Share and U.S. dollar amount of dividends per ADS (each ADS representing 20 Shares) for fiscal years 1998, 1999 and 2000, as reported in the Company 20-F and Form 6-Ks filed by the Company on May 1, 2000 and July 24, 2000, respectively, paid in respect of each of the years indicated. Per ADS amounts are shown without deduction of Chilean withholding taxes.

                                                               Per Share Per ADS
                                                               --------- -------
                                                                 (CH$)     ($)
                                                               --------- -------
       1998...................................................   22.50    0.95
       1999...................................................   27.00    1.03
       2000...................................................   19.00      *

--------
* Information relating to any dividends paid per ADS in 2000 was not available in any of the Company's public filings.

      To date, for fiscal year 2001, the Company has authorized the payment of a dividend of Ch$12.00 per Share.

      8. Certain Information Concerning the Company.

      The following and other information contained in this U.S. Offer to Purchase concerning the Company is taken from the Company 20-F filed for the year ended December 31, 1999 with the Commission. Although neither the Purchaser nor IVAX have any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, the Purchaser and IVAX take no responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to the Purchaser.

      The Company is a Chilean pharmaceutical company that manufactures, markets and distributes a diversified pharmaceutical product line of mostly human pharmaceutical and animal health products, which are not patented in the countries in which it sells. According to the Company 20-F, the Company believes, based on available data, that it has the largest share of sales in the Chilean pharmaceutical market and that it is the largest Chilean exporter of pharmaceutical products, principally to Central and South America. As part of its export strategy, the Company has entered into distribution agreements with third parties in fourteen Latin American countries. The Company is also present in the Peruvian market through its wholly-owned subsidiary Newpharm S.A. ("Newpharm"), which distributes the Company's products in Peru.

      In addition, through Laboratorios Armstrong S.A.C.I.F. ("Armstrong"), a wholly owned Argentine pharmaceutical subsidiary, the Company is a local manufacturer of pharmaceutical products in Argentina. The Company believes, based on available sales data, that it is ranked among the top ten pharmaceutical companies operating in Argentina.

      In Chile, the Company currently manufactures, markets and distributes 586 different dosage forms of 347 therapeutic compounds packaged in 909 presentations, covering a broad range of therapeutic categories, including: antibiotic, analgesic, anti-inflammatory, cardiovascular, neurological, digestive, respiratory, dermatological, gynecological and ophthalmologic drugs, vitamins and minerals. In Argentina, the Company manufactures and distributes 140 different dosage forms of 84 therapeutic compounds packaged in 206 presentations, mainly covering eleven therapeutic categories. In Peru, the Company sells 107 different dosage forms of 12 therapeutic compounds packaged in 182 presentations.

      The Company's strategy for the Chilean market emphasizes selling higher-margin products in the mix of its sales. One main element of this strategy is the introduction and promotion of branded products which provide higher margins. With 33 new products and extensions launched in 1999, the Company has introduced a total of 301 new branded products since 1990, more than any other Chilean manufacturer.

      The Company has focused its business strategy in Argentina on increasing sales and market share of branded products in selected therapeutic categories where they enjoy an established relationship and reputation in the medical community.

      In Peru, the Company distributes products mainly manufactured in Chile through its subsidiary, Newpharm. The Company's business strategy in Peru is to enhance Newpharm's position as a distributor of pharmaceutical and cosmetic products. In addition to selling the Company's generic products, primarily those with higher margins or that support the sales of branded products, Newpharm seeks to develop demand for the Company's branded products. Newpharm is also developing its business by distributing products manufactured by other producers.

      The Company is organized under the laws of the Republic of Chile and has its principal executive offices located at Avenida Maraton No. 1315, Santiago, Chile Telephone: (562) 365-5000.

      Financial Information. The following table sets forth summary financial data for the Company as of and for the five-year period ended December 31, 1999. The financial data for each of the fiscal years have been derived from, and are qualified by reference to the Company's financial statements, which Arthur Andersen Langton Clarke in Chile, the Company's independent certified public accountants, have audited. The Financial Statements are prepared in accordance with Chilean GAAP, which differ in certain significant respects from U.S. GAAP.

                                    As of and for the year ended December 31,
                         --------------------------------------------------------------------
                           1995       1996        1997      1998(1)     1999(1)     1999(1)
                         ---------  ---------  ----------  ----------  ----------  ----------
                                         (millions of Ch$)(2)                      (millions
                                                                                       of
                                                                                   US$)(2)(3)
Income Statement Data:
Chilean GAAP:
Net sales............... Ch$31,892  Ch$52,221  Ch$ 88,198  Ch$ 89,524  Ch$ 93,617   US$176.6
Gross margin............    16,807     30,963      56,283      59,983      62,704      118.3
Operating income........     4,206     10,113      20,072      21,773      21,797       41.1
Non-operating results...    (2,042)    (2,453)     (9,555)     (8,538)     (7,007)     (13.2)
Income taxes............      (300)    (1,188)     (3,220)     (3,915)     (4,334)      (8.2)
Net income..............     1,861      5,802       6,019       9,320      10,456       19.7
Net income per Share....       6.2       18.7        19.1        29.5        33.1        0.1
Net income per ADS......     124.0      374.0       382.0       590.0       662.0        1.3
Weighted average Shares
 outstanding (in
 millions)..............       300        310         316         316         316        316
Dividends per Share.....         5         18         9.5        23.1        27.0        0.1
Dividends per ADS.......       100        360         190         462         540        1.1

U.S. GAAP:
Net income..............     3,141      7,499       8,675       9,164      11,305       21.3
Net income per Share....      10.5       24.2        27.5        29.0        35.8        0.1
Net income per ADS......     210.0      484.0       550.0       580.0       716.0        1.4
Weighted average Shares
 outstanding (in
 millions)..............       300        310         316         316         316        316

Balance Sheet Data:
Chilean GAAP:
Total assets............ Ch$73,067  Ch$90,658  Ch$115,750  Ch$117,508  Ch$112,472   US$212.2
Long term liabilities...       917     30,008      25,635      19,293      13,371       25.2
Total Shareholders'
 equity.................    39,219     45,868      49,526      51,434      53,325      100.6

U.S. GAAP:
Total assets............    74,635     93,834     121,582     123,658     119,573      225.6
Long term liabilities...       917     30,008      25,635      19,293      13,371       25.2
Total Shareholders'
 equity.................    40,455     49,044      53,552      57,584      60,967      115.0

--------
Note: Calculation discrepancies are due to rounding.

(1) Beginning January 1, 1998, the Company adopted Technical Bulletin 64, thereby restating its foreign investments in US dollars. Previously the Company used the Chilean peso as the functional currency for its foreign investments. In addition, as permitted by the Chilean Superintendency of Securities and Insurance, for any period commencing on or after January 1, 1998, the Company extended the amortization period of goodwill to twenty years.

(2) Except Share, per Share and per ADS data.

(3) Chilean peso amounts have been translated into U.S. dollars at the rate of Ch$530.07:US$1.00, the Observed Exchange Rate for December 31, 1999.

      Available Information. The Company is subject to the informational requirements of the Exchange Act applicable to foreign private issuers with securities registered under Section 12 of the Exchange Act and in accordance therewith files reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection and copying at prescribed rates at the regional offices of the Commission in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-5211). Copies of such material can also be obtained from the Public Reference Section of the Commission in Washington, D.C. 20549, at prescribed rates. Such material should also be available for inspection at the library of the NYSE, 20 Broad Street, New York, New York 10005, on which the ADSs are traded. The Commission also maintains a website at http://www.sec.gov on which information filed by the Company with the Commission with respect to the U.S. Offer will be available.

      9. Certain Information Concerning the Purchaser and IVAX.

      The Purchaser. The Purchaser is a newly incorporated Cayman Islands company. All of the issued and outstanding capital stock of the Purchaser is held directly by IVAX. The principal executive offices of the Purchaser are located at 4400 Biscayne Boulevard, Miami, Florida 33137 Telephone: (305) 575-6000. The name, business address, principal occupation or employment, employment history and citizenship of each director and officer of the Purchaser and certain other information are set forth in Schedule I hereto.

      IVAX. IVAX is a Florida corporation. The principal executive offices of IVAX are located at 4400 Biscayne Boulevard, Miami, Florida 33137 Telephone:
(305) 575-6000. The name, business address, principal occupation or employment, employment history and citizenship of each director and officer of IVAX and certain other information are set forth in Schedule I hereto.

      IVAX is a multinational company engaged in the research, development, manufacture and marketing of pharmaceutical products. IVAX has grown through the development of proprietary and brand-equivalent products and through strategic acquisitions, focused primarily on countries whose pharmaceutical markets are developing, where there is the greatest growth potential.

      IVAX' full line of brand-equivalent drugs includes the first FDA-approved equivalent to branded Taxol(R), a $1.5 billion oncology drug, and it has marketing applications pending for many other products that are equivalent to important branded drugs. Based on IVAX' unique patented inhalers, it has built a strong franchise in the asthma market, and it is expanding that franchise by conducting studies to support marketing applications for respiratory products in the United States and in other markets served by IVAX' global marketing network. IVAX' product pipeline also includes novel compounds that it has discovered or licensed from third parties, some of which have already successfully completed Phase II clinical trials and are now undergoing Phase III trials, which is the final step before submission of applications for marketing approval.

      IVAX' business has grown significantly during the past year. During 2000, IVAX generated net revenues of $793 million, up from $656 million in 1999, and net income of $131 million, up from $71 million in 1999.

Growth Strategies

      IVAX expects its future growth to come from the following:

      . Discovering and Developing and/or Acquiring New Products. In October 1999, IVAX dramatically increased the size and scope of its new product development capability through its acquisition of an independent research company, now known as IVAX Drug Research Laboratories, Ltd. IVAX is committed to the cost-effective development of proprietary pharmaceuticals directed primarily toward indications having relatively large patient populations or for which limited or inadequate treatments are available. IVAX seeks to accelerate product development and commercialization by in-licensing compounds, especially after clinical testing has begun, and by developing new dosage forms or new therapeutic indications for existing products.

      . Leveraging Proprietary Technology and Development Strengths. IVAX intends to continue to leverage its proprietary technology and development strengths, including its patented inhalation technology and its expertise in developing and commercializing respiratory products and experience in the development and commercialization of oncology drugs to develop a significant portfolio of proprietary, high value pharmaceutical products.

      . Pursuing Complementary, Accretive or Strategic Acquisitions. IVAX intends to pursue accretive or strategic business acquisitions or ones that will complement its existing businesses and provide new product and market opportunities, as well as leverage its existing assets. In addition, IVAX will continue to actively pursue strategic product acquisitions and other collaborative arrangements that permit it to leverage its existing infrastructure by adding sales from acquired products while minimizing incremental costs.

      .  Strategically Expanding Sales and Distribution of IVAX'
         Products. IVAX recently completed acquisitions of pharmaceutical companies in Venezuela and Mexico and continues the expansion of its Latin American operations. IVAX' future plans include (1) acquiring additional manufacturing and distribution capabilities in Europe and Latin America and (2) establishing additional joint ventures and selectively establishing distribution channels for its major products in Asia.

Pharmaceutical Business

      IVAX has pharmaceutical manufacturing facilities located in Argentina, China, the Czech Republic, England, Germany, Hungary, Ireland, Mexico, Puerto Rico, the United States, Uruguay, Venezuela, and the Virgin Islands. Marketing and/or research facilities are located in these same countries, and also in Canada, France, India, Kazakhstan, Latvia, the Netherlands, Peru, Poland, Russia, Sweden, Switzerland, the Slovak Republic, Taiwan, and the Ukraine. In other countries, IVAX' products are marketed through distributors or joint ventures. IVAX' pharmaceutical business has grown through the development and acquisition of proprietary, brand-equivalent and over-the-counter pharmaceutical products, the licensing of technology and products, the licensing of technology and products from third parties, and the acquisition of companies engaged in the pharmaceuticals business in various geographic regions.

    Proprietary and Branded Products

      IVAX markets a number of proprietary and branded products treating a variety of conditions through IVAX' subsidiaries throughout the world. These products are marketed by IVAX' direct sales force to physicians, pharmacies, hospitals, managed health care organizations and government agencies. These products are sold primarily to wholesalers, retail pharmacies, distributors, hospitals and physicians.

      IVAX has a strong foundation in the oncology field based on IVAX' proprietary anti-cancer drug PAXENE(R) (paclitaxel injection), which is therapeutically equivalent to the Bristol-Myers Squibb product Taxol(R), the largest selling anti-cancer drug in the world. In September 2000, the United States Food and Drug Administration (FDA) approved IVAX' Abbreviated New Drug Application (ANDA) for this product, which is marketed in the U.S. as Onxol(TM).

      IVAX also has substantial expertise in the development, manufacture and marketing of respiratory drugs, primarily for asthma, in metered-dose inhaler formulations. IVAX' subsidiary in the United Kingdom is the third largest respiratory company in that market. At the core of IVAX' respiratory franchise are advanced delivery systems, which include a patented metered-dose inhaler called Easi-Breathe(R), and a unique new dry powder inhaler, as well as conventional metered-dose inhalers.

    Brand-Equivalent Products

      In the United States, IVAX manufacturers and markets approximately 56 brand-equivalent prescription drugs in capsule or tablet forms in an aggregate of approximately 123 dosage strengths. IVAX also distributes in the United States approximately 282 additional generic prescription and over-the-counter drugs and vitamin supplements, in various dosage forms, dosage strengths and package sizes. IVAX is also a leading provider of brand-equivalent pharmaceuticals in the United Kingdom. IVAX markets approximately 110 brand-equivalent prescription and over-the-counter drugs, about half of which it manufactures, in various dosage forms and dosage strengths, constituting an aggregate of approximately 229 products. In addition, IVAX manufactures and markets various "blow-fill-seal" pharmaceutical products, such as solutions for injection or irrigation, and unit-dose vials for nebulization to treat respiratory disorders.

      The following table sets forth summary financial data for IVAX as of and for the five-year period ended December 31, 2000 and for the quarters ended March 31, 2001 and 2000. The financial data for each of the fiscal years have been derived from IVAX' audited consolidated financial statements, and should be read in conjunction with those statements which are not included herein.

                                                                                   Three Months
                                       Year Ended December 31,                    Ended March 31,
                          -----------------------------------------------------  ------------------
                             1996       1997       1998      1999       2000       2000      2001
                          ----------  ---------  --------  --------  ----------  --------  --------
                                (in thousands, except per Share data)               (Unaudited)
Operating Data
Net revenues(1).........  $  658,745  $ 594,286  $625,727  $656,482  $  793,405  $183,258  $259,932
 Gross profit(1)........     161,969    114,304   219,736   278,515     383,502    88,085   136,208
 Selling(1).............      98,770    100,220    71,152    71,131      92,032    17,979    27,502
 General &
  administrative........     111,122    116,185    88,434    85,092      84,900    24,175    23,721
 Research and
  development(1)........      51,729     53,409    47,886    53,403      65,331    15,456    18,883
 Amortization...........       4,594      3,760     3,673     3,121       9,042     1,967     3,593
 Restructuring & asset
  write-downs...........      69,073     38,088    12,222      (612)     (4,535)       --        --
 Merger expenses........         557      2,343        --        --          --        --        --
                          ----------  ---------  --------  --------  ----------  --------  --------
Operating income
 (loss).................    (173,876)  (199,701)   (3,631)   66,380     136,732    28,508    62,509
 Interest income........       1,126      5,738    11,972     6,142      13,986     1,054     3,808
 Interest expense.......     (15,996)   (14,685)   (6,857)   (5,556)    (14,624)   (2,042)   (4,359)
 Other income...........       6,623     53,366    32,777    19,513      17,497     4,822    12,028
 Income taxes
  (benefit).............     (52,488)    60,166    10,047    14,850      13,214     5,440    13,755
 Minority interest......      (5,354)    (4,086)      403    (2,085)       (608)     (236)      (99)
                          ----------  ---------  --------  --------  ----------  --------  --------
Income (loss) from
 continuing operations..    (134,989)  (219,534)   24,617    69,544     139,769    26,666    60,132
Income (loss) from
 discontinued
 operations.............     (23,690)    (8,701)   48,904       585          --        --        --
Net income (loss).......    (160,752)  (233,254)   71,594    70,722     131,044    20,195    60,132
Basic earnings (loss)
 per common share(2):
 Continuing operations..       (0.60)     (0.96)     0.11      0.34        0.71      0.14      0.30
 Discontinued
  operations............       (0.10)     (0.04)     0.22        --          --        --        --
 Net earnings (loss)....       (0.71)     (1.02)     0.32      0.35        0.67      0.11      0.30
Diluted earnings (loss)
 per common share(2):
 Continuing operations..       (0.60)     (0.96)     0.11      0.34        0.69      0.13      0.29
 Discontinued
  operations............       (0.10)     (0.04)     0.22        --          --        --        --
 Net earnings (loss)....       (0.71)     (1.02)     0.32      0.34        0.64      0.10      0.29
Weighted average number
 of common shares
 outstanding(2):
 Basic..................     226,779    227,804   223,342   201,885     196,276   192,205   199,255
 Diluted................     226,779    227,804   223,621   205,501     204,058   200,053   206,270
Cash dividends per
 common Share...........  $     0.05  $      --  $     --  $     --  $       --  $     --  $     --

                                                                                  March 31, 2001
                                                                                 ------------------
                                                                                    (unaudited)
Balance Sheet Data
Working capital (3).....  $  415,927  $ 238,918  $269,511  $124,373  $  438,490     $  397,145
Total assets............   1,333,648    790,736   778,015   634,514   1,068,186      1,221,189
Total long-term debt,
 net of current
 portion................     442,819     94,193    77,776    93,473     253,755        253,616
Shareholders' equity....     695,128    435,039   453,208   292,371     484,120        660,045

--------
(1) Figures for 1999 and 1998 have been reclassified to conform to current classifications.
(2) Figures have been retroactively restated to reflect the 5-for-4 stock split effective May 18, 2001.
(3)  Excludes net assets of discontinued operations.

      Available Information. IVAX is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file electronically via the Commission's EDGAR System periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning IVAX' business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of IVAX' securities, any material interests of such persons in transactions with IVAX and certain other matters is required to be disclosed in proxy statements and annual reports distributed to IVAX' shareholders and filed with the Commission. Such reports and other information may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at the regional offices of the Commission in New York (7 World Trade Center, New York, New York 10048) and Chicago (500 West Madison Street, Chicago, Illinois 60661-5211). In addition, you can inspect the reports, proxy statements and other information IVAX files at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006. The Commission also maintains a website at http://www.sec.gov on which IVAX' filings are available.

      Ownership of Shares and other transactions. (a) As of the date of this U.S. Offer to Purchase, neither the Purchaser, IVAX nor, to the best of their knowledge, any of the persons listed in Schedule I to this U.S. Offer to Purchase or any affiliate or majority-owned subsidiary of the Purchaser, IVAX or any of the persons listed in Schedule I hereto, beneficially owns or has any right to acquire, directly or indirectly, any Shares (including Shares represented by ADSs) and (b) except as set forth on Schedule II hereto, neither the Purchaser, IVAX nor, to the best of their knowledge, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares (including Shares represented by ADSs) or ADSs during the past 60 days.

      Except as otherwise described in this U.S. Offer to Purchase, neither the Purchaser, IVAX nor, to the best of their knowledge, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this U.S. Offer to Purchase, since May 31, 1999, neither the Purchaser, IVAX nor, to the best of their knowledge, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors, or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the U.S. Offer. Except as set forth in this U.S. Offer to Purchase, since May 31, 1999, there have been no contacts, negotiations or transactions between the Purchaser, IVAX or any of their respective subsidiaries or, to the best knowledge of the Purchaser, IVAX or any of the persons listed in Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

      Proceedings and Convictions. During the last five years, neither the Purchaser, IVAX nor, to the best of their knowledge, any of the persons listed on Schedule I hereto, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

      10. Source and Amount of Funds.

      IVAX and/or its affiliates will provide the Purchaser with approximately $395 million which will be used to purchase all the Shares and ADSs validly tendered and not withdrawn in the Offers. The Offers are not conditioned upon any financing arrangements. IVAX and/or its affiliates currently intend to provide the necessary funds through cash on hand. As of May 15, 2001, IVAX had approximately $868.1 million in cash and cash equivalents.

     11. Background of the Offers; Past Contacts, Transactions or Negotiations with the Company.

     IVAX has considered the possible acquisition of the Company in connection with its overall strategy to pursue acquisitions that broaden its global reach or augment its product portfolios, including the acquisition of manufacturers and distributors of pharmaceutical products in emerging market countries, such as Chile. In late 2000, IVAX began studying in greater detail an acquisition of a significant interest in the Company. IVAX approached the Principal Shareholders regarding the possible acquisition of the Shares held by the Principal Shareholders through a cash tender offer for all Shares (including Shares represented by ADSs). After engaging in preliminary discussions, IVAX determined not to proceed further with an acquisition of the Shares due to the condition of the prevailing equity markets at the time. In March 2001, representatives of the Principal Shareholders contacted IVAX regarding the possible acquisition of the Shares held by the Principal Shareholders through a tender offer for all Shares (including Shares represented by ADSs) in exchange for shares of IVAX' common stock. During March and April 2001, IVAX continued preliminary discussions with the Principal Shareholders regarding the possible acquisition of the Shares held by the Principal Shareholders through a tender offer for all Shares (including Shares represented by ADSs) in exchange for shares of IVAX' common stock. On May 14, 2001, the parties began to discuss the possibility of IVAX acquiring the Shares held by the Principal Shareholders in a cash tender offer for all of the Shares. IVAX and its representatives met with the Principal Shareholders and their representatives during the week of May 14, 2001 to discuss the terms of the acquisition of the Principal Shareholders' Shares and a cash tender offer for all of the Shares. On May 18, 2001, IVAX and the Principal Shareholders entered into the Agreement to Tender. On May 21, 2001, IVAX announced its intention to make the Offers.

     On May 31, 2001, the Purchaser commenced the Offers.

     12. Purpose of the Offers; Plans for the Company; Other Agreements.

     The purpose of the Offers is to enable IVAX to acquire control of, and all of the equity interest in, the Company.

     IVAX intends, as soon as practicable after consummation of the Offers, to seek majority representation on the Company's Board of Directors. IVAX will seek to elect a majority of its designees to the Company's Board of Directors such that IVAX will control the Company's Board of Directors. In addition, IVAX intends, as soon as practicable after consummation of the Offers, to call a meeting of the Shareholders or take such other appropriate corporate action in order to amend, to the extent permitted by applicable law, the Company's dividend policy so as to reduce the percentage of net income that the Company is obligated to pay as a cash dividend each year.

     A new tender offer law in Chile was enacted on December 20, 2000. The law requires any person, after acquiring control of 66 2/3% or more of the voting power, to commence a subsequent tender offer for all remaining shares of the company within 30 days following the acquisition of such control. If required by Chilean law, the Purchaser intends to launch such a subsequent tender offer in Chile, and if required by law, in the United States. Although the new law is subject to different interpretations, IVAX understands that the provisions of the new law pertaining to such an offer require that the price per Share in such offer is no less than the price paid in the original tender offer. The law also provides that if the acquiring person fails to commence a subsequent tender offer, holders of remaining shares would be entitled to the statutory appraisal rights.

     In connection with the Offers, IVAX has reviewed, and will continue to review, on the basis of publicly available information relating to the Company, various possible business strategies that it might consider in the event that it acquires majority control of the Company pursuant to the Offers. In addition, if and to the extent that IVAX acquires control of the Company pursuant to the Offers, IVAX intends to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and, subject to applicable regulatory rules and regulations, to consider and determine what, if any, changes would be desirable in light of the circumstances which then exist.

      Except as otherwise discussed in this U.S. Offer to Purchase, neither the Purchaser nor IVAX has any present plans or proposals that would result in any extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any other material changes to the Company's capitalization, dividend policy, capital structure, corporate structure or business.

      The Agreement to Tender. The Agreement to Tender is filed as an exhibit to the Schedule TO filed with the Commission on the date the Offers are commenced. The following summary describes the material terms of the Agreement to Tender. You should read carefully the complete Agreement to Tender for its terms and other information that may be important to you.

      Commence Offers. In the Agreement to Tender, IVAX agreed to commence the Offers within 21 days of the date of the Agreement to Tender so long as certain conditions had been met. All of these conditions were either met or waived.

      Consummation of the Offers. IVAX agreed in the Agreement to Tender that it would not, without the prior written consent of the Principal Shareholders, impose any additional conditions to the Offers other than the conditions described in Section 15 of this U.S. Offer to Purchase, change any conditions to the Offers, or otherwise amend the Offers in any respect, which consent may not be unreasonably delayed. However, IVAX need not obtain the prior consent of the Principal Shareholders to impose additional conditions or change any condition if such addition or change is imposed by any securities authority or does not adversely affect the Shareholders. Pursuant to the Agreement to Tender, IVAX has agreed that, no later than the day before the Shareholders Meeting, it shall advise the Principal Shareholders as to whether it has waived the condition set forth in paragraph (d) of Section 15. Additionally, if Shares (including Shares represented by ADSs) representing at least the Minimum Condition have been tendered immediately prior to the Shareholders Meeting, then IVAX has agreed with the Principal Shareholders to waive those conditions set forth in paragraphs (c), (d), (g) and (h) of Section 15. IVAX has also agreed with the Principal Shareholders to waive any possible default of a condition or failure to meet a condition that may have occurred or be deemed to have occurred pursuant to any of the conditions, other than the conditions set forth in paragraphs (c), (d), (g) and (h) of Section 15, as a result of or with respect to any circumstance, event or incident occurring or existing prior to the Shareholders Meeting that IVAX knew of or should have known of at such time. IVAX' obligation with respect to the waivers referred to above is conditioned on IVAX receiving a certificate from a representative of each of the Principal Shareholders that, to such person's knowledge, after due inquiry, no event or incident has occurred that would cause a default of any of these conditions. If IVAX does not waive these conditions prior to the Shareholders Meeting, then the Principal Shareholders are not required to vote in favor of the Bylaw Amendments.

      Call of the Company Shareholders Meeting; Voting. The Principal Shareholders have agreed to exercise their right to demand that the Company's Board of Directors call a Shareholders Meeting to be held on the earliest possible date consistent with applicable notice requirements imposed by law, or such other date as IVAX and the Principal Shareholders may agree, to consider and take action on the Bylaw Amendments. Pursuant to the Agreement to Tender, in no event can the Shareholders Meeting be held earlier than nine calendar days or later than five business days prior to the Expiration Date. Provided that the conditions specified in the preceding paragraph have been waived, the Principal Shareholders have also agreed to vote the Shares held by them in favor of the Bylaw Amendments.

      Tender into the Offers. The Principal Shareholders have agreed to tender their ADSs into the U.S. Offer and to tender their Shares into the Chilean Offer.

      Termination of Agreement to Tender. The Agreement to Tender will terminate upon the purchase of the Principal Shareholders' Shares and ADSs by the Purchaser and may be terminated by mutual written consent of the Principal Shareholders and IVAX, or by either the Principal Shareholders or IVAX if (a) there shall be in effect any law that prohibits the consummation of the Offers or if consummation of the Offers would violate any nonappealable final order, decree or judgment of any court or governmental entity having competent jurisdiction, (b) the Bylaw Amendments are not approved at the Shareholders Meeting, or (c) the Offers expire or terminate without the purchase of any Shares. The Agreement to Tender may be terminated by the Principal Shareholders if IVAX (i) has not commenced the Offers within 21 days following the execution of the Agreement to Tender unless such failure is a result of the Principal Shareholders' breach of a material obligation or agreement under the Agreement to Tender or (ii) has breached any of its material obligations or agreements under the Agreement to Tender and such breach is incapable of being cured or is not cured within ten days following written notice. The Agreement to Tender may be terminated by IVAX if the Principal Shareholders have (A) breached their agreement to convene a Shareholders Meeting and vote in favor of the Bylaw Amendments or (B) breached any of their material obligations or agreements under the Agreement to Tender, other than those described in (A) above and such breach is incapable of being cured or is not cured within ten days following written notice.

      Alternative Transaction. Pursuant to the Agreement to Tender, in the event that a Third Party (as hereinafter defined) tender offer to purchase at least 15% of the Shares, or any other Alternative Transaction (as hereinafter defined) is commenced by any party that is not an affiliate of the Principal Shareholders or the Company (a "Competing Offer"), and the aggregate price per Share being offered in such Third Party tender offer or Alternative Transaction is greater than the price per Share or ADSs being offered by IVAX in the U.S. Offer (each, a "Higher Competing Offer"), then the Principal Shareholders may request, no earlier than three business days prior to the expiration of the Higher Competing Offer, that IVAX consent to the Principal Shareholders withdrawing their Shares from the Offers and tendering their shares into the Higher Competing Offers. IVAX shall grant or deny such request within 24 hours of the date the Principal Shareholders make such request. If IVAX agrees to allow the Principal Shareholders to withdraw their shares from the Offers and tender their shares into the Higher Competing Offers, the Principal Shareholders will pay to IVAX the difference between the aggregate amount received by the Principal Shareholders in the Higher Competing Offers and the aggregate amount the Principal Shareholders would have received in the Offers (the "Release Amount"). If IVAX does not consent to the Principal Shareholders withdrawing their shares from the Offers and tendering their shares into the Higher Competing Offers, IVAX will be obligated to purchase the Principal Shareholders' Shares at a price per Share equal to the offer price per Share or ADS being offered by IVAX in the U.S. Offer either pursuant to the terms of the Offers, if the Offers are consummated, or if the Offers are not consummated, in a private transaction, if permitted by applicable law. "Alternative Transaction" means any transaction or series of transactions pursuant to which (a) any person (or group of persons), including either of the Principal Shareholders, their subsidiaries and affiliates, other than the Company and its wholly-owned subsidiaries, IVAX and its subsidiaries (a "Third Party") acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 15% of the Shares, whether from the Principal Shareholders, the Company or otherwise; or (b) any Third Party acquires or would acquire, directly or indirectly, assets of the Company (other than in the ordinary course of business) or, control of assets of the Company or its subsidiaries in any case having a book value of 10% or more of the Company's total consolidated assets, or for consideration equal to 10% or more of the fair market value of all Shares on the date of the Agreement to Tender.

      In the event that the aggregate consideration per share being offered in the Third Party tender offer or Alternative Transaction (an "Equal Competing Offer") is equal to or less than the price per Share or ADS being offered by IVAX in the U.S. Offer and the Principal Shareholders have a reasonable basis to believe that there is an existing default of any of the conditions to close the Offers described in Section 15 of this U.S. Offer to Purchase, then the Principal Shareholders may request no earlier than two business days prior to the expiration of the Equal Competing Offer that IVAX consent to the Principal Shareholders withdrawing their Shares from the Offers and tendering their Shares into the Equal Competing Offer. IVAX shall grant or deny such request within 24 hours of the date the Principal Shareholders make such request. If IVAX agrees to allow the Principal Shareholders to withdraw their Shares from the Offers and tender their Shares into the Equal Competing Offer, the Principal Shareholders will pay to IVAX the Release Amount, if any.

      No Solicitation. The Principal Shareholders agreed to immediately cease and terminate all existing discussions and negotiations, if any, with any other persons with respect to any Alternative Transaction. In addition, the Principal Shareholders have agreed in the Agreement to Tender not directly or indirectly to

(a) solicit, initiate or encourage or take any other action to facilitate any inquiries or the making of any proposal relating to an Alternative Transaction; (b) participate in any discussions or negotiations regarding an Alternative Transaction; (c) assist anyone regarding an Alternative Transaction; (d) call or assist anyone in calling a meeting of the Shareholders of the Company regarding an Alternative Transaction; and (e) take any action that would be inconsistent with the consummation of the Offers.

      13. Effect of the Offers on the Market for the Shares and ADSs; Registration of Shares under the Exchange Act; Margin Regulations.

      According to Chilean law, the SVS may cancel the registration of any security of the Company in the Securities Registry if the security does not comply with the requirements for its registration. Subject to applicable laws and rules of the Chilean stock exchanges, the Purchaser intends to cause the Company to delist the Shares from the Chilean stock exchanges.

      Effects on Market for Shares and ADSs. The purchase of Shares and ADSs pursuant to the U.S. Offer will reduce substantially the number of Shares and ADSs that might otherwise trade publicly and could reduce the number of holders of Shares and ADSs. While a reduction in publicly traded Shares and ADSs could adversely affect liquidity and market value, the Purchasers cannot predict, with any certainty, whether this reduction will have an adverse or beneficial effect on the market price for, or marketability of, the Shares and ADSs.

      The ADSs are listed on the NYSE. Depending on the number of ADSs purchased pursuant to the U.S. Offer and the aggregate market value of any ADSs not purchased pursuant to the U.S. Offer, the ADSs may no longer meet the requirements for continued listing on the NYSE. The NYSE does not currently have a formal policy with respect to the delisting of ADSs. Subject to applicable laws and NYSE rules, the Purchaser intends to cause the Company to delist the ADSs from the NYSE following the consummation of the Offers.

      Margin Regulations. The ADSs are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors such as the number of the aggregate market value of the publicly held ADSs, the ADSs might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

      Registration of Shares Under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if the ADSs are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares of ADSs resident in the United States. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of ADSs and to the Commission and would make certain of the provisions of the Exchange Act, such as the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the ADSs. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the ADSs would no longer be "margin securities" or eligible for listing or Nasdaq reporting. The Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares and ADSs under the Exchange Act as soon as possible after completion of the Offers if the requirements for such termination are met.

      14. Extension of Tender Period; Termination; Amendment.

      The Purchaser reserves the right, at any time or from time to time, in its sole discretion and regardless of whether or not any of the conditions specified in Section 15 shall have been satisfied, to extend for any reason the period of time during which the U.S. Offer remains open and to amend the U.S. Offer in any respect by giving oral or written notice of such extension or amendment to the Receiving Agent and followed as promptly as practicable by public announcement thereof. During any such extension, all Shares and ADSs previously tendered and not withdrawn will remain subject to the U.S. Offer, subject to the rights of a tendering holder to withdraw its Shares and ADSs in accordance with the procedures set forth in Sections 3 and 4. There can be no assurance that the Purchaser will exercise its right to extend or amend the U.S. Offer.

      Pursuant to Rule 14d-11 under the Exchange Act, the Purchaser may, subject to certain conditions, elect to provide a subsequent offering period of three to twenty business days in length following the Expiration Date (the "Subsequent Offering Period"). A Subsequent Offering Period would be an additional period of time, following the Expiration Date and the purchase of Shares in the U.S. Offer, during which shareholders may tender Shares and ADSs not tendered in the U.S. Offer. A Subsequent Offering Period, if one is included, is not an extension of the U.S. Offer, which already will have been completed.

      The Purchaser does not currently intend to include a Subsequent Offering Period in the U.S. Offer, although it reserves the right to do so in its sole discretion. Under the Exchange Act, no withdrawal rights apply to Shares and ADSs tendered during the Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares and ADSs tendered in the U.S. Offer and accepted for payment. If a Subsequent Offering Period is included, the Purchaser will promptly purchase and pay for any Shares and ADSs tendered at the same price paid in the U.S. Offer. If the Purchaser elects to provide for a Subsequent Offering Period, it will make an announcement to that effect and disseminate the information concerning the Subsequent Offering Period.

      If the Purchaser decreases the percentage of Shares (including Shares represented by ADSs) being sought or increases or decreases the consideration to be paid for Shares and ADSs pursuant to the U.S. Offer and the U.S. Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the U.S. Offer will be extended until the expiration of such period of ten business days. The Purchaser currently does not intend to decrease the percentage of Shares (including Shares represented by ADSs) to be purchased in the U.S. Offer. If the Purchaser makes a material change in the terms of the U.S. Offer (other than a change in price or percentage of securities sought) or in the information concerning the U.S. Offer, or waives a material condition of the U.S. Offer, the Purchaser will extend the U.S. Offer, if required by applicable law, for a period sufficient to allow Shareholders to consider the amended terms of the U.S. Offer. In a published release, the Commission has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the minimum tender condition near or at the end of a tender offer is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. The term "business day" shall mean any day other than Saturday, Sunday or a U.S. federal holiday and shall consist of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

      The Purchaser also reserves the right, in its sole discretion, in the event any of the conditions specified in Section 15 shall not have been satisfied and so long as Shares and/or ADSs have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Shares and ADSs or to terminate the U.S. Offer and not accept for payment or pay for Shares and ADSs.

      If the Purchaser extends the period of time during which the U.S. Offer is open, is delayed in accepting for payment or paying for Shares and/or ADSs or is unable to accept for payment or pay for Shares and/or ADSs pursuant to the U.S. Offer for any reason, then, without prejudice to the Purchaser's rights under the U.S. Offer, the Receiving Agent may, on behalf of the Purchaser, retain all Shares and ADSs, respectively, tendered, and such Shares and ADSs may not be withdrawn except as otherwise provided in Section 5. The reservation by the

Purchaser of the right to delay acceptance for payment of or payment for Shares and ADSs is subject to applicable law, which requires that the Purchaser pay the consideration offered or return the Shares and ADSs deposited by or on behalf of Shareholders promptly after the termination or withdrawal of the U.S. Offer.

      Any extension, termination or amendment of the U.S. Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the Dow Jones News Service. In the case of an extension of the U.S. Offer, the Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

      15. Certain Conditions of the U.S. Offer.

      Subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered securities promptly after termination or withdrawal of the U.S. Offer), the Purchaser may terminate or amend the U.S. Offer and may postpone the acceptance of any payment for the Shares and ADSs as provided in Section 14 if prior to the Expiration Date any of the following conditions have not been satisfied:

    (a) The Bylaw Amendments shall have been approved and shall have become legalized and effective under Chilean law.

    (b) There shall not have been pending any action, proceeding, claim by any person, domestic or foreign, which has a reasonable likelihood of success, or by any government, governmental authority or other regulatory or administrative agency or commission, domestic, foreign or supranational, before any court, governmental, regulatory or administrative agency or commission, authority or tribunal, domestic or foreign, or any statute, rule, regulation, order, judgment, decree or injunction enacted, promulgated, entered, enforced or deemed to become applicable to the Offers, or, any other action taken, which (i) impedes the completion of the Offers, (ii) the acquisition of any significant portion of or all of the Shares,
        (iii) materially modifies the terms and conditions of the Offers, (including without limitation making it more expensive or onerous),
        (iv) restricts the completion of the Offers, or (v) makes the Offers illegal.

    (c) No change, event or development shall have occurred which has had or would reasonably be expected to cause a material adverse effect on the condition (financial or otherwise), business, properties, assets, liabilities or results of operation of the Company and its subsidiaries, taken as a whole.

    (d) There shall not have been a breach of Section 2.7 of the Agreement to Tender and, as a result of the information provided pursuant to
        Section 2.7, IVAX shall not have become aware of any facts or circumstances that indicate (i) that the Company's filings with the Commission contained, at the time of their respective filing, untrue statements of material facts or omitted to state material facts necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading and such untrue statements or omissions would reasonably be expected to cause a material adverse effect on the condition (financial or otherwise), business, properties, assets, liabilities or results of operation of the Company and its subsidiaries, taken as a whole, (ii) that any event or development shall have occurred which would reasonably be expected to cause a material adverse effect on the condition (financial or otherwise), business, properties, assets, liabilities or results of operation of the Company and its subsidiaries, taken as a whole from that reflected in the Company's Commission filings or (iii) that the Company shall have changed its business or accounting practices from those in place on December 31, 1999 such that the Company's publicly reported financial statements as of and for the twelve month period ended December 31, 2000 or as of and for the three month period ended March 31, 2001 were materially misleading.

    (e) There shall not have occurred:

     . any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or Chilean securities exchange, other than the imposition by the NYSE, the Nasdaq Stock Market, the Santiago Stock Exchange, the Valparaiso Stock Exchange, the Electronic Stock Exchange of Chile or the American Stock Exchange of daily suspensions per their respective rules or policies;

     . a declaration of a banking moratorium or any suspension of payment in respect of banks in the United States, Argentina or Chile, whether mandatory or not mandatory;

     . commencement of a war, armed hostilities, military coup d'etat, collapse of the government or other national or international crisis involving Argentina, Chile or the United States or acts of terrorism which materially disrupt the normal operations of (i) the Company, (ii) Argentina, or (iii) Chile;

     . a material adverse change or development involving a change in exchange controls, currency exchange rates or any suspension of, or limitation on, the markets for currency in Argentina, Chile or the United States;

     . any devaluation of the Argentine peso in excess of 15% as published by the Central Bank of Argentina or as reported on any generally quoted market;

     . any devaluation of the Chilean peso in excess of 10% as published by the Central Bank of Chile or as reported on any generally quoted market;

     . any material change in taxation in Chile, including withholding, affecting the Shares; or

     . any change or development in foreign investment regulation in Chile, the effect of which is to make it, in IVAX' reasonable judgment, impracticable to proceed with the Offers on the terms and in the manner contemplated.

    (f) The Company or any of its subsidiaries shall not have, at any time after the commencement of the Offers:

     . issued, distributed, pledged, sold or authorized, proposed or announced the issuance of or sale, distribution or pledge to any person, other than to the Company or a subsidiary of:

            .  any shares of its capital stock;

            .  the capital stock of any of its subsidiaries;

            .  securities convertible into any such capital stock;

            . any rights, warrants or options to acquire any such securities or any other securities of the Company or its Subsidiaries; or

            . any other securities in respect of, in lieu of, or in substitution for, the Company shares outstanding on March 31, 2001;

     . declared, paid or proposed to declare or pay any dividend or distribution on the Shares after the date of commencement of the Offers;

     . issued, authorized, recommended or proposed the issuance or payment of any other distribution in respect of the Shares, whether payable in cash, securities or other property;

     .  altered any term of any outstanding security;

     . issued, sold or authorized or announced or proposed the issuance of or sale to any person (other than pursuant to existing credit arrangements) of:

            .  any debt securities;

            . any securities convertible into or exchangeable for debt securities; or

            . any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities;

     . split, combined or otherwise changed, or authorized or proposed the split, combination or other change of the Shares or the Company's or its subsidiaries' capitalization;

     . authorized, recommended, proposed or entered into or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, joint venture, strategic alliance or similar arrangement involving any material assets, acquisition or disposition of a material amount of assets or securities, any material change in its capitalization, or any agreement contemplating any of the foregoing or any comparable event not in the ordinary course of business;

     . amended or proposed or authorized any amendments to the Company's Bylaws or any other organizational documents, other than the Bylaw Amendments; or

     . agreed in writing or otherwise to take any of the foregoing actions.

    (g) At least 67% of the Shares, including any Shares represented by ADSs shall have been tendered into the Offers at the time the votes are cast at the Shareholders Meeting.

    (h) IVAX shall have been granted the necessary foreign investment approvals to be granted under DL 600 of Chile.

    (i) The Company shall not have:

     . entered into or invested in a line of business different from those in which the Company or its subsidiaries is engaged as of the commencement of the Offers in an amount exceeding in the aggregate 5% of the Company's consolidated assets at the time of the action;

     . commenced operations in a country in which the Company or its subsidiaries is not operating on the date of the commencement of the Offers with a direct or indirect investment in cash or other assets exceeding $10 million in the aggregate;

     . disposed of, or created liens on, other than pursuant to existing credit facilities, assets of the Company or its subsidiaries with a book value of more than $20 million in the aggregate;

     . acquired assets, excluding raw materials or inventory purchased in the ordinary course, for consideration exceeding $20 million in the aggregate;

     . increased the consolidated financial debt of the Company more than $20 million in the aggregate, including indebtedness for working capital;

     . voluntarily or involuntarily withdrawn from the market any of the Company's products that generated in excess of 5% of the net revenues of the Company during the fiscal year ended December 31, 2000;

     . voluntarily or involuntarily terminated or modified, in any material adverse manner, an agreement or agreements that generated revenues of more than $20 million in the aggregate in the 12 months ended on March 31, 2001;

     . voluntarily or involuntarily terminated a relationship with a supplier of any of the Company's products that generated in excess of 5% of the net revenues of the Company during its last fiscal year, which supplier is not promptly replaced;

     . except in the ordinary course consistent with past practice, materially increased the salary, paid any bonus or severance of any employee or entered into severance, change of control or long term employment agreements with any employee or any employment agreements with any newly hired senior managers;

     . entered into an agreement with an affiliated party which is not in the ordinary course of business consistent with past practice and is not terminable within 30 days without further liability;

     . ceased to maintain insurance coverage substantially equivalent to the coverage in place as of the date of the commencement of the Offers;

     . taken any action to cause the Company to have a negative working capital on the business day prior to the Shareholders Meeting or on the business day prior to the Expiration Date;

     .  ceased operation in Chile, Peru or Argentina;

     . made a material change in the Company's accounting practices (other than as required by U.S. or Chilean GAAP) or regulatory compliance procedures;

     . waived, released, assigned, settled or compromised any claims or litigation involving amounts or other rights or assets in excess over $5 million; or

     .  agreed to do any of the foregoing.

    (j) Subsequent to the date of the Shareholders Meeting, any event or incident has occurred, or a claim made, which has a reasonable likelihood of success, that (i) would reasonably be expected to reduce the Company's revenues or net income by more than 10% in the 12 month period ending on March 31, 2002 as compared to the 12 month period ending on March 31, 2001, (ii) increased, or would reasonably be expected to increase, the liabilities, contingent or otherwise by $20 million in the aggregate, or (iii) destroyed or otherwise impaired, or would reasonably be expected to impair, tangible assets (other than as covered by insurance) or intangible assets by 15%.

    (k) The Company shall not have directly or indirectly paid, expended or accrued investment banking, legal, accounting, professional, or other advisory fees and costs of any nature in excess of 1.1% of the aggregate price offered by the Purchaser in the Offers (assuming purchase of all the Shares) reasonably related to the Offers, or the Agreement to Tender or the transactions related thereto, either on behalf of itself or any of the Principal Shareholders or any affiliate thereof; provided, however, that this condition shall be inapplicable in case of any Competing Offer.

      The foregoing conditions (other than the Bylaw Amendments Condition) are for the sole benefit of the Purchaser and IVAX and may be asserted by the Purchaser or IVAX in their sole discretion, regardless of the circumstances (including any action or omission by the Purchaser or IVAX) giving rise to any such conditions or may be waived by the Purchaser or IVAX in their sole discretion in whole or in part at any time or from time to time. The failure by the Purchaser or IVAX at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted any time and from time to time. Any determination by the Purchaser or IVAX concerning any condition or event described in this Section 15 will be final and binding upon all parties.

      IVAX agreed in the Agreement to Tender that it would not, without the prior written consent of the Principal Shareholders, which consent may not be unreasonably delayed, impose any additional conditions to the Offers other that the conditions described in Section 15 of this U.S. Offer to Purchase, change any conditions to the Offers, or otherwise amend the Offers in any respect. However, IVAX need not obtain the prior consent of the Principal Shareholders to impose additional conditions or change any condition if such addition or change is imposed by any securities authority or does not adversely affect the Shareholders.

      Pursuant to the Agreement to Tender, IVAX has agreed that, no later than the day before the Shareholders Meeting, it shall advise the Principal Shareholders as to whether it has waived the condition set forth in paragraph
(d) of Section 15. Additionally, if Shares (including Shares represented by
ADSs) representing at least the Minimum Condition have been tendered immediately prior to the Shareholders Meeting, then IVAX has agreed with the Principal Shareholders to waive those conditions set forth in paragraphs (c),
(d), (g) and (h) above. IVAX has also agreed with the Principal Shareholders to waive any possible default of a condition or failure to meet a condition that may have occurred or be deemed to have occurred pursuant to any of the conditions, other than the conditions set forth in paragraphs (c), (d), (g) and (h) above, as a result of or with respect to any circumstance, event or incident occurring or existing prior to the Shareholders Meeting that IVAX knew or should have known at such time. IVAX' obligation with respect to the waivers referred to above is conditioned on IVAX receiving a certificate from a representative of each of the Principal Shareholders that, to such person's knowledge, after due inquiry, no event or incident has occurred that would cause a default of any of these conditions. If IVAX waives such conditions, IVAX will make an announcement to that effect and disseminate the information concerning the waiver no later than five business days before the Expiration Date. If IVAX does not waive these conditions prior to the Shareholders Meeting, then the Principal Shareholders are not required to vote in favor of the Bylaw Amendments.

      16. Certain Legal Matters; Regulatory Approvals.

      General. Based on its examination of publicly available information filed by the Company with the Commission and other publicly available information concerning the Company, neither the Purchaser or IVAX is aware of
(a) any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Purchaser's acquisition of Shares and/or ADSs as contemplated herein, (b) any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares and/or ADSs by the Purchaser as contemplated herein or (c) any approval or other action by any government or governmental administrative regulatory authority or agency, domestic or foreign, or any consent, waiver or other approval that would be required as a result of or in connection with the Offers, including but not limited to, any consents or other approvals under any licenses, concessions, permits and agreements to which the Company, the Purchaser or IVAX or any of their respective subsidiaries or affiliates is a party. Should any such approval or other action be required, the Purchaser and IVAX currently contemplate that such approval or other action will be sought. The Purchaser and IVAX are unable to predict whether they may determine that the Purchaser is required to delay the acceptance for payment of or payment for Shares and/or ADSs tendered pursuant to the U.S. Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company's business or certain parts of the Company's business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the U.S. Offer without the purchase of Shares and/or ADSs thereunder. The Purchaser's obligation under the U.S. Offer to accept for payment and pay for Shares and/or ADSs is subject to certain conditions. See Section 15.

    Chilean Corporate Law.

      Should IVAX acquire control of 66 2/3% of the total number of Shares outstanding, IVAX would be able to approve the following actions: (a) transformation, spin-off or merger of the Company; (b) amendment to the term or duration of the Company or its early termination; (c) change of the domicile of the Company; (d) the increase or reduction of its equity capital;
(e) approval and valuation of capital contributions made in property other than cash; (f) amendment to those matters to be decided at a meeting of Shareholders; (g) reduction of the number of members of the Board of Directors of the Company and limits on the powers of the Board of Directors; (h) the transfer of 50% or more of the Company's assets; the approval or amendment of any business plan that includes transfer of assets for an amount higher than the mentioned 50%; (i) the manner upon which the Company's profits will be distributed; (j) the creation of guarantees or liens in an amount in excess of 50% of the Company's assets guaranteeing third parties' obligations other than of subsidiaries (in which case the decision by the Board of Directors will suffice); (k) the redemption of Shares issued by the Company under certain circumstances; (l) the decision whether to make private a public corporation; (m) the approval of related party transactions under certain circumstances; (n) the curing of technical defects in the constitutive documents of the Company or any amendment thereto; and (o) others provided in the Bylaws.

      Chilean company law provides for statutory appraisal rights for minority Shareholders where holders of at least 66 2/3% of the shares make certain of the fundamental changes set forth above. Dissident shareholders have 30 days from the date of the meeting at which a fundamental change is approved to notify the company of their dissent. The board of directors of the company has an additional 30 days to call another meeting of the shareholders to consider the revocation of the resolution that triggered the appraisal right. If the board of directors does not call a second meeting of the shareholders or the resolution is not revoked at such meeting, all dissenting shareholders that previously notified the company have the right to compel the company to purchase their shares in the company. Such purchases are made within 60 days of the date on which the resolution triggering appraisal rights is approved, at a price determined from the weighted average trading price on stock exchanges in Chile during the preceding two months.

      In accordance with Article 12 of the Chilean Securities Act, IVAX must report the results of the Offers to the SVS and the relevant Chilean stock exchanges within two trading days of the date on which IVAX acquires more than 10% of the Shares (including ADSs) pursuant to the Offer. In addition, the Company must give notice of the acquisition of a majority of the ownership interests of the Company within two trading days after the first day of the month following the month in which the purchases under the Offers are made. IVAX intends to take, or cause to be taken, all steps necessary to comply with
Article 12 of the Chilean Securities Act.

    Antitrust and Regulatory Laws.

      Under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), certain acquisitions may not be consummated unless certain information has been furnished to the Federal Trade Commission and the Antitrust Division of the Department of Justice and certain waiting period requirements have been satisfied. Based upon information concerning the Company that is publicly available, the Purchaser believes that the HSR Act is not applicable to the purchase of the Shares and/or the ADSs pursuant to the Offers and that such purchase will not violate the antitrust laws.

      There are no requirements under Chilean law that the Chilean Antitrust Authority (the "CAA") be notified of the Offers. The CAA does, however, have broad authority to investigate any intended transaction that the CAA determines is likely to cause an adverse effect on, or lessen, competition. Although it is not anticipated that the CAA will investigate the Offers, no assurance can be given that the CAA will not determine that the Offers are anticompetitive and subject to the scrutiny of the CAA.

      Based upon the Company's revenues in Argentina, IVAX does not believe that approval under Argentina antitrust rules is necessary in order to consummate the Offers.

    Other.

      Based upon the Purchaser and IVAX' examination of publicly available information concerning the Company, it appears that the Company and its subsidiaries own property and conduct business in a number of foreign countries in addition to those described above. In connection with the acquisition of Shares and/or ADSs pursuant to the Offers, the laws of certain of those foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offers, the Purchaser and IVAX will seek further information regarding the applicability of any such laws and currently intends to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken prior to completion of the U.S. Offer by any such government or governmental authority, the Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See
Section 15.

      17. Fees and Expenses.

      Except as set forth below, neither the Purchaser nor IVAX will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares and/or ADSs pursuant to the U.S. Offer.

      Merrill Lynch & Co. and UBS Warburg are acting as Dealer Managers in connection with the U.S. Offer and as financial advisors to the Purchaser and IVAX in connection with the proposed acquisition of a controlling interest in the Company. Merrill Lynch & Co. and UBS Warburg will receive customary compensation for acting in the foregoing capacities. The Purchaser and IVAX also have agreed to reimburse Merrill Lynch & Co. and UBS Warburg for their out-of-pocket expenses, including the fees and expenses of legal counsel and other advisors, incurred in connection with their engagement, and to indemnify Merrill Lynch & Co. and UBS Warburg and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. In the ordinary course of business, Merrill Lynch & Co., UBS Warburg and their affiliates may actively trade the debt and equity securities of the Company for their own account and for the accounts of customers, and accordingly, may at any time hold a long or short position in such securities.

      The Purchaser has retained The Bank of New York to act as the Receiving Agent in connection with the U.S. Offer. The Receiving Agent has not been retained to make solicitations or recommendations in its role as receiving agent. The Receiving Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. Federal securities laws.

      The Purchaser has retained D.F. King & Co., Inc. to act as the Information Agent in connection with the U.S. Offer. The Information Agent may contact holders of Shares and/or ADSs by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee Shareholders to forward materials relating to the U.S. Offer to beneficial owners. The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. Federal securities laws.

      18. Miscellaneous.

      The U.S. Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares or ADSs in any jurisdiction in which the making of the U.S. Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where it is required that the U.S. Offer be made by a licensed broker or dealer, the U.S. Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED IN THIS U.S. OFFER TO PURCHASE OR IN THE FORM OF ACCEPTANCE, ADS LETTER OF TRANSMITTAL OR ADS NOTICE OF GUARANTEED DELIVERY AND, IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

      IVAX has filed with the Commission a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the U.S. Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the Commission in the manner set forth in Section 8 of this U.S. Offer to Purchase (except that such information will not be available at the regional offices of the Commission).

                                          IVAX HOLDINGS C.I.

May 31, 2001

                                  SCHEDULE I
                INFORMATION CONCERNING DIRECTORS AND EXECUTIVE
                        OFFICERS OF IVAX AND PURCHASER

      1.DIRECTORS AND EXECUTIVE OFFICERS OF IVAX

      The name, business address, present principal occupation or employment and employment history of each director and executive officer of IVAX and certain other information are set forth below. The principal business address of IVAX and, unless otherwise indicated, the business address of each person identified below is 4400 Biscayne Boulevard, Miami, Florida 33137. Its telephone number is 305-575-6000. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with IVAX. Unless otherwise indicated, all directors and executive officers listed below are United States citizens. Directors are identified by an asterisk.

                          Present Principal Occupation or
 Name                     Employment and Five-Year Employment History
 ------------------------ -----------------------------------------------------

 Phillip Frost, M.D.*.... Chairman of the Board of Directors and Chief
                          Executive Officer since 1987. He served as IVAX'
                          President from July 1991 until January 1995. He was
                          the Chairman of the Department of Dermatology at Mt.
                          Sinai Medical Center of Greater Miami, Miami Beach,
                          Florida from 1972 to 1990. Dr. Frost was Chairman of
                          the Board of Directors of Key Pharmaceuticals, Inc.
                          from 1972 to 1986 and Vice Chairman of the Board of
                          Directors of North American Vaccine, Inc. (vaccine
                          research and development) from 1989 to 2000. He is
                          Chairman of the Board of Directors of Whitman
                          Education Group, Inc. (proprietary education), Vice
                          Chairman of the Board of Directors of Continucare
                          Corporation (integrated health care), and a director
                          of Northrop Grumman Corp. (aerospace). He is Vice
                          Chairman of the Board of Trustees of the University
                          of Miami and a member of the Board of Governors of
                          the American Stock Exchange.

 Neil Flanzraich*........ Vice Chairman and President since May 1998. He was a shareholder and served as Chairman of the Life
                          Sciences Legal Practices Group of Heller Ehrman White
                          & McAuliffe from 1995 to 1998. From 1981 to 1994, he
                          served in various capacities at Syntex Corporation
                          (pharmaceuticals), most recently as its Senior Vice
                          President, General Counsel and a member of the
                          Corporate Executive Committee. From 1994 to 1995,
                          after Syntex Corporation was acquired by Roche
                          Holding Ltd., he served as Senior Vice President and
                          General Counsel of Syntex (U.S.A.) Inc., a Roche
                          subsidiary. He was Chairman of the Board of Directors
                          of North American Vaccine, Inc. (vaccine research and
                          development) from 1991 to 2000. He is a director of
                          Whitman Education Group, Inc. (proprietary
                          education).

 Thomas Beier............ Senior Vice President--Finance and Chief Financial
                          Officer since October 1997. From December 1996 to
                          October 1997, he served as IVAX' Vice President--
                          Finance. Prior to joining IVAX, he served as
                          Executive Vice President and Chief Financial Officer
                          of Intercontinental Bank from 1989 until August 1996.

 Rafick Henein, Ph.D. ... A Senior Vice President and the President and Chief
                          Executive Officer of IVAX Pharmaceuticals, Inc.,
                          IVAX' principal United States-based generic
                          pharmaceutical subsidiary since July 1997. He held
                          various positions in the Novopharm Limited
                          organization (pharmaceuticals) since 1988, rising to
                          the position of President and Chief Executive Officer
                          of Novopharm International in 1996. Dr. Henein is a
                          citizen of Canada.

                          Present Principal Occupation or
 Name                     Employment and Five-Year Employment History
 ------------------------ -----------------------------------------------------

 Mark Andrews*........... Chairman and President of Great Spirits Company LLC
                          (consumer products) since founding it in 1998. He
                          served as the Chairman of the Board of Directors and
                          Chief Executive Officer of American Exploration
                          Company (oil and gas exploration and production) from
                          1980 until its merger into Louis Dreyfus Natural Gas
                          Corp. (oil and gas exploration and production) in
                          October 1997 when he became the Vice Chairman of the
                          Board of Directors of the combined entity. Mr.
                          Andrews has also served as Chairman of the Board of
                          Directors of Vault Mortgage Company (mortgage
                          brokerage) since 1998.

 Ernst Biekert, Ph.D.*... Professor at the University of Heidelberg in Germany.
                          He was the Chairman of the Board and Chief Executive
                          Officer of Knoll A.G. (pharmaceuticals) from 1968 to
                          1985. Dr. Biekert was a consultant to BASF A.G.
                          (chemicals and pharmaceuticals) from 1985 to 1987 and was Chairman of its pharmaceutical division from 1975 to 1985. Dr. Biekert is a citizen of the Federal
                          Republic of Germany.

 Charles M. Fernandez*... President, Chief Executive Officer, and a director of
                          Big City Radio, Inc. (broadcasting/internet) since
                          1999. He has also been the Chairman of the Board of Continucare Corporation (integrated health care) since 1996 and was its Chief Executive Officer from 1996 to 1999. He has also been Vice-Chairman of HealthCare2Net Solutions (internet solutions) since
                          1999. From 1985 to 1996, he was the Executive Vice
                          President and a director of Heftel Broadcasting
                          Corporation (radio broadcasting). From 1998 to 1999 he was a director of Frost Hanna Capital Group, Inc.
                          (investment company).

 Jack Fishman, Ph.D.*.... Adjunct Professor at The Rockefeller University and
                          director of Research of Strang Cornell Cancer
                          Research Laboratory, a non-profit entity associated
                          with Cornell University Medical College. He served as
                          IVAX' Chief Scientific Officer from 1991 to 1995, as
                          a Vice Chairman of the Board from 1991 to 1997 and as
                          our President from 1988 to 1991. Dr. Fishman served
                          as a Research Professor of Biochemistry and Molecular
                          Biology at the University of Miami from 1988 to 1992.

 Jane Hsiao, Ph.D.*...... Vice Chairman-Technical Affairs since February 1995, as our Chief Technical Officer since July 1996, and
                          as Chairman, Chief Executive Officer and President of
                          DVM Pharmaceuticals, Inc., IVAX' veterinary products
                          subsidiary, since March 1998. From 1992 until
                          February 1995, she served as IVAX' Chief Regulatory
                          Officer and Assistant to the Chairman, and as
                          Vice President-Quality Assurance and Compliance of
                          Baker Norton Pharmaceuticals, Inc., our principal
                          proprietary pharmaceutical subsidiary. From 1987 to
                          1992, Dr. Hsiao was Vice President-Quality Assurance,
                          Quality Control and Regulatory Affairs of Baker
                          Norton Pharmaceuticals, Inc.

 Isaac Kaye*............. Deputy Chief Executive Officer since 1990 and as
                          Chairman of Norton Healthcare Limited, IVAX'
                          principal United Kingdom pharmaceutical subsidiary,
                          since 1990. Mr. Kaye is a citizen of the Republic of
                          Ireland.

      2.DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

      The name, business address, present principal occupation or employment and employment history of each director and executive officer of Purchaser and certain other information are set forth below. The principal business address of Purchaser and, unless otherwise indicated, the business address of each person identified below is c/o IVAX, 4400 Biscayne Boulevard, Miami, Florida 33137. Purchaser's telephone number at this address is 305-575-6000. Where no date is shown, except in the case of positions with Purchaser, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to position with Purchaser. Other than as indicated, all directors and executive officers listed below are United States citizens.

                          Present Principal Occupation or
 Name                     Employment and Five-Year Employment History
 ------------------------ -----------------------------------------------------

 Neil Flanzraich*........ President. He is IVAX' Vice Chairman and President
                          since May 1998. He was a shareholder and served as
                          Chairman of the Life Sciences Legal Practices Group
                          of Heller Ehrman White & McAuliffe from 1995 to 1998.
                          From 1981 to 1994, he served in various capacities at
                          Syntex Corporation (pharmaceuticals), most recently
                          as its Senior Vice President, General Counsel and a
                          member of the Corporate Executive Committee. From
                          1994 to 1995, after Syntex Corporation was acquired
                          by Roche Holding Ltd., he served as Senior Vice
                          President and General Counsel of Syntex (U.S.A.)
                          Inc., a Roche subsidiary. He was Chairman of the
                          Board of Directors of North American Vaccine, Inc.
                          (vaccine research and development) from 1991 to 2000.
                          He is a director of Whitman Education Group, Inc.
                          (proprietary education).

 Thomas Beier*........... Senior Vice President--Finance and Chief Financial
                          Officer of IVAX since October 1997. From December
                          1996 to October 1997, he served as IVAX' Vice
                          President--Finance. Prior to joining IVAX, he served
                          as Executive Vice President and Chief Financial
                          Officer of Intercontinental Bank from 1989 until
                          August 1996.

 David Bowie*............ Vice President--Taxation of IVAX since April 1999.
                          From January 1998 to April 1999, he served as IVAX'
                          Director of Taxes. Prior to Joining IVAX, he held
                          various tax management positions with The Racal
                          Corporation, the United States-based subsidiary for
                          Racal Electronics, PLC from 1987 until 1997. Mr.
                          Bowie is a certified public accountant.

 Rao Uppaluri*........... Vice President--Strategic Planning and Treasurer of
                          IVAX since November 2000. From 1997 to 2000, he
                          served as IVAX' Vice President of Strategic Planning.
                          Prior to joining IVAX, he served as Senior Vice
                          President and Chief Investment Officer of
                          Intercontinental Bank from 1988 until August 1996.

                                  SCHEDULE II
                    TRANSACTIONS CONCERNING SHARES AND ADSs

      The following tables set forth information concerning transactions in ADSs during the past 60 days by IVAX and the Purchaser. All purchases and sales of ADSs were effected on the NYSE. Neither IVAX nor the Purchaser has purchased or sold any Shares, other than Shares represented by ADSs, during the past 60 days.

                                      ADSs

                                                             Type of
      Trade Date             # of ADSs                     Transaction                     Price
      ----------             ---------                     -----------                     ------
        4/9/01                  5,000                       Purchase                       $19.00
       4/10/01                 11,200                       Purchase                       $19.14
       4/16/01                  7,700                       Purchase                       $19.10
       4/18/01                 83,900                       Purchase                       $20.41
       4/19/01                114,000                       Purchase                       $21.07
       4/20/01                 52,200                       Purchase                       $20.98
       4/23/01                 49,900                       Purchase                       $21.01
       4/24/01                 10,000                       Purchase                       $21.00
       4/25/01                111,500                       Purchase                       $20.66
       4/27/01                181,000                         Sale                         $25.61
       5/11/01                403,400                         Sale                         $24.99
       5/15/01                    900                         Sale                         $25.25
       5/16/01                154,700                         Sale                         $24.06

                                                                        ANNEX I

             PROCEDURES FOR TENDERING SHARES IN THE CHILEAN OFFER

      U.S holders of Shares may tender Shares into the Chilean Offer. In order to tender into the Chilean Offer, the following procedures must be complied with. Defined terms herein have the meaning set forth in the Offer to Purchase, unless otherwise indicated.

      To accept the Chilean Offer Shareholders must tender their Shares to a Chilean stock broker.

      The tendered Shares must be registered in the name of the accepting Shareholder, be fully paid and free and clear of liens, pledges and encumbrances.

(a) Documents Required to Tender into the Chilean Offer.

      Shareholders who are individuals and wish to tender into the Chilean Offer must:

     (i) execute the Form of Acceptance for all Shares that are tendered;

     (ii) deliver to Deutsche Securities Corredores de Bolsa Limitada ("DB") the Titulo(s) for the Shares that are being offered, if they are in his (her) possession, together with a certificate issued by the shares division of the Company or by the Deposito Central de Valores (the "DCV"), as the case may be, evidencing the total number of shares owned by the Shareholder, the number of Shares whose certificates are in the custody of the Company, the number of Shares that are Shares of first issue, and indicating the liens or encumbrances that affect the Shares;

     (iii) show his (her) identity card or other document providing evidence thereof and deliver to DB a photocopy of that document, signed by the offering Shareholder, which photocopy shall remain in the possession of DB;

     (iv) in the event he (she) acts through a representative, show and deliver to DB a copy of the power of attorney in effect with sufficient representative authority executed or authorized before a notary public in Chile;

     (v) deliver, duly executed by the tendering Shareholder, the relevant document of transfer of Shares, where the Shareholder appears as seller and DB as the purchaser;

     (vi) fill out the Client's Record File, in accordance with the instructions issued by the SVS, and execute a document of entrance into custody; and

     (vii) deliver all the additional information that may be required in order to evidence the authority and capacity of the offering Shareholder to transfer the Shares.

      The Shareholders that are legal entities and that wish to tender into the Chilean Offer must:

     (i) comply with paragraphs (i), (ii), (v), (vi) and (vii) above;

     (ii) show the identity card or other document providing evidence thereof of the legal representative and deliver to DB a photocopy of such document, signed by the legal representative, which shall remain in the possession of DB; and

     (iii) show and deliver to DB a copy of the by-laws of the tendering entity, and the power of attorney of the legal representative in force with sufficient representative authority, executed or authorized before a notary public in Chile.

(b) Place and Time for Tendering into the Chilean Offer

      Shareholders may accept the Chilean Offer through DB, at the offices located at Callao 2975, Suite 101, Las Condes County, or any other Chilean stock broker, until the Expiration Date, from Monday through Friday, between 9:00 a.m. and 6:00 p.m., with the exception of the last day of the Chilean Offer, when Shares must be tendered by 12:00 noon.

(c) Return of Shares in the Event the Chilean Offer is Withdrawn or Terminated

      In the event IVAX withdraws the Chilean Offer prior to the Expiration Date, or any extension thereof, or that the Chilean Offer otherwise terminates, DB shall return to the tendering Shareholders the tendered Shares, within two business days following the date in which the Chilean Offer is withdrawn or terminated through the custody of the Company.

      Facsimile copies of the Form of Acceptance and the ADS Letter of Transmittal, properly completed and duly signed, will be accepted. Completed Forms of Acceptance, accompanied by Ttulo(s), a duly signed Traspaso indicating the number of Shares, but with the date left in blank and a power of attorney to complete the Traspaso and all other documents of title and transfer, should be delivered to the Receiving Agent at the addresses set forth below. The ADS Letter of Transmittal, ADRs for the ADSs and any other required documents should be sent by each holder of the ADSs or his or her broker, dealer, commercial bank, trust company or other nominee to the Receiving Agent at the addresses set forth below.

                  The Receiving Agent for the U.S. Offer is:

                             THE BANK OF NEW YORK

           By Mail:                Facsimile Transmission:             By Hand or
                                 (for Eligible Institutions
        (212) 815-6213                      Only)                  Overnight Courier:
                                       (212) 815-6213
     The Bank of New York                                         The Bank of New York
 Tender & Exchange Department                                 Tender & Exchange Department
        P.O. Box 11248                                             101 Barclay Street
    Church Street Station                                      Receive and Deliver Window
   New York, NY 10286-1248       Fax Confirmation Telephone:       New York, NY 10286
                                       (212) 815-6156

      Questions or requests for assistance or additional copies of this U.S. Offer to Purchase, the Form of Acceptance, the ADS Letter of Transmittal and the ADS Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth below. A holder of Shares and/or ADSs also may contact his or her broker, dealer, commercial bank, trust company or other nominee for assistance concerning the U.S. Offer.

                 The Information Agent for the U.S. Offer is:

                             D.F. KING & CO., INC.
                                77 Water Street
                           New York, New York 10005
                Banks and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 758-5880

                  The Dealer Managers for the U.S. Offer are:

         Merrill Lynch & Co.                            UBS Warburg LLC
     Four World Financial Center                        299 Park Avenue
          New York, NY 10080                           New York, NY 10171
     Call Collect: (212) 236-3790                 Call Collect: (212) 821-3983